UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK delivers strong 2023 performance and upgrades growth outlooks

Broad-based performance drives sales, profits and earnings growth:
●	Total 2023 sales £30.3 billion +5% and +14% ex COVID
●	Vaccines sales +25%, +24% ex COVID. Shingrix £3.4 billion +17%, Arexvy £1.2 billion
●	Specialty Medicines sales -8%, +15% ex COVID with HIV +13%; General Medicines sales +5%
●	Total operating profit and Total continuing EPS for 2023 reflects strong growth, with lower charges for contingent consideration liabilities remeasurement
●
Adjusted operating profit +12% (with further positive impact of +4% ex COVID) and Adjusted EPS +16% (with further positive impact of +6% ex COVID). This reflected strong sales ex COVID and higher royalty income, partly offset by increased investment in R&D and new product launches

(Financial Performance – 2023 results unless otherwise stated, growth % and commentary at CER, ex COVID is excluding COVID-19 solutions as defined on page 53).

	2023			Q4 2023
	£m	% AER	% CER	£m	% AER	% CER
Turnover	30,328	3	5	8,052	9	15
Turnover ex COVID	30,134	12	14	8,032	12	17
Total operating profit	6,745	5	10	573	(69)	(60)
Total continuing EPS	121.6p	10	16	8.6p	(77)	(68)
Adjusted operating profit	8,786	8	12	1,752	10	21
Adjusted operating margin %	29.0%	1.2ppts	1.8ppts	21.8%	0.1ppts	1.2ppts
Adjusted EPS	155.1p	11	16	28.9p	12	25
Cash generated from operations	8,096	2		3,681	75

Organic R&D delivery and targeted business development supports future growth:
●	71 Vaccines and Specialty Medicines now in clinical development, including 18 in phase III/registration
●	Strong pipeline progress, with 4 major product approvals: Arexvy RSV vaccine; Apretude for HIV prevention; Ojjaara for myelofibrosis and Jemperli in 1L endometrial cancer
●
Targeted business development further strengthens the pipeline including: acquisition of Bellus Health and proposed acquisition of Aiolos Bio (Respiratory), licence agreements with Janssen (Infectious Diseases) and Hansoh Pharma (Oncology)

●
Significant late-stage R&D milestones expected in 2024, including: approval of Arexvy in 50-59 year-olds; regulatory submission for meningitis (ABCWY) vaccine; phase III data for depemokimab (severe asthma), Nucala (COPD), gepotidacin (UTIs/gonorrhoea), Jemperli (endometrial cancer)

2024 guidance and 2023/2024 dividends:
●	Expect 2024 turnover growth of between 5 to 7%; Adjusted operating growth of between 7 to 10%; Adjusted EPS growth of between 6 to 9%
●	Increased dividend of 16p declared for Q4 2023; 58p FY 2023; 60p expected for 2024

Upgrade to longer-term outlooks:
●	2021-2026 outlook increased to sales more than +7% CAGR and Adjusted operating profit more than +11% CAGR
●	2031 sales outlook increased to more than £38 billion; Adjusted operating margins broadly stable through dolutegravir patent loss of exclusivity

Guidance all at CER and excluding COVID-19 solutions

Emma Walmsley, Chief Executive Officer, GSK:
“GSK delivered excellent performance in 2023, with clear highlights being the exceptional launch of Arexvy and continued progress in our pipeline. We are now planning for at least 12 major launches from 2025, with new Vaccines and Specialty Medicines for infectious diseases, HIV, respiratory and oncology. As a result of this progress and momentum, we expect to deliver another year of meaningful sales and earnings growth in 2024, and we are upgrading our growth outlooks for 2026 and 2031. We remain focused on delivering this potential - and more - to prevent and change the course of disease for millions of people.”

The Total results are presented in summary above and on page 8 and Adjusted results reconciliations are presented on pages 20, 21, 23 and 24. Adjusted results are a non-IFRS measure excluding discontinued operations and other adjustments that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 18 and £% or AER% growth, CER% growth, turnover excluding COVID-19 solutions and other non-IFRS measures are defined on page 53, COVID-19 solutions are defined on page 53. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 18. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on pages 54 and 55. 2021-2026 CAGR is for 5 years to 2026 with 2021 as the base year.

2024 Guidance
GSK provides its full-year guidance at constant exchange rates (CER). All expectations and full-year growth rates exclude any contributions from COVID-19 solutions.

Turnover is expected to increase between 5 to 7 per cent
Adjusted operating profit is expected to increase between 7 to 10 per cent
Adjusted earnings per share is expected to increase between 6 to 9 per cent

This guidance is supported by the following turnover expectations for full-year 2024 at CER:

Vaccines	–	expected increase of high single-digit to low double-digit per cent in turnover
Specialty Medicines	–	expected increase of low double-digit per cent in turnover
General Medicines	–	expected decrease of mid-single-digit per cent in turnover

Adjusted Operating profit is expected to grow between 7 to 10 per cent at CER, despite a 6 percentage point impact to Operating Profit growth following the loss of Gardasil royalties effective from the beginning of 2024. GSK expects to deliver leverage at a gross margin level due to improved product mix from Vaccines and Specialty Medicines growth and continued operational efficiencies. In addition, GSK anticipates further leverage in Operating Profit due to a step down in SG&A growth to a low single-digit increase. R&D is expected to increase broadly in line with sales to support growth of the pipeline.

Adjusted Earnings per share is now expected to increase between 6 to 9 per cent at CER, reflecting higher operating profit and more favourable net finance costs. Expectations for non-controlling interests remain unchanged relative to 2023, and GSK anticipates, as previously communicated, an increase in the adjusted effective tax rate to around 17% following implementation of a global minimum corporate income tax rate aligned with the Organisation for Economic Co-Operation and Development ‘Pillar 2’ initiative.

Additional commentary
The Dividend policy and the expected pay-out ratio remain unchanged. Consistent with this, and reflecting strong business performance during the year, GSK now expects to declare an increased dividend of 16p for Q4 2023 and 58p per share for the full year 2023. GSK's future dividend policy and guidance regarding the expected dividend pay-out in 2024 are provided on page 39.

COVID-19 solutions
For the full year 2024, GSK does not anticipate any further COVID-19 pandemic-related sales or operating profit. The adverse impact of lower sales of COVID-19 solutions in 2024 is anticipated to be one percentage point of growth in sales and two percentage points in Adjusted operating profit.

2021-26 and 2031 Outlooks
In 2021, GSK set out outlooks and ambitions to shareholders, including for a “step-change” in performance. These followed a significant transformation in GSK’s structure, strategy, capital allocation and culture. Since then, GSK has made significant progress, to deliver consecutive quarters of sales and earnings growth, and invest in new Vaccines and Specialty Medicines, to reshape, strengthen and advance its R&D portfolio, post the demerger of Consumer Healthcare. With this progress made, GSK has today announced upgraded outlooks, from those previously given, for the period 2021-2026 and for 2031. For the period 2021-2026, GSK now expects sales to grow more than 7% on a CAGR basis and adjusted operating profit to increase more than 11%, on the same basis. This compares to previous outlooks of more than 5% and more than 10% respectively. Adjusted operating profit margin in 2026 is now expected to be more than 31%.

By 2031, GSK now expects to achieve sales of more than £38 billion on a risk-adjusted basis and at CER. This is an increase of £5 billion compared to the estimate given in 2021 and continues to exclude any contributions from early-stage pipeline assets, further anticipated business development and Blenrep. GSK expects to maintain a continued strong focus on margin improvements, while retaining flexibility to invest in future growth. Recognising that GSK will likely face loss of exclusivity for dolutegravir during 2028 to 2030 in US and EU, with the majority of impact 2029 to 2030, GSK has today stated that it expects operating margins to be broadly stable through this period. GSK expects an effective transition within its HIV portfolio towards new long-acting treatment and prevention therapies, margin mix benefit from growth in higher operating margin Vaccine and Specialty Medicine products, and a continued focus on achievable productivity gains, notably in supply chain and in SG&A.

All expectations, guidance and outlooks regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on page 54.

If exchange rates were to hold at the closing rates on 24 January 2024 ($1.27/£1, €1.17/£1 and Yen 188/£1) for the rest of 2024, the estimated impact on 2024 Sterling turnover growth for GSK would be -3% and if exchange gains or losses were recognised at the same level as in 2023, the estimated impact on 2024 Sterling Adjusted Operating Profit growth for GSK would be -5%.

Results presentation
A conference call and webcast for investors and analysts of the quarterly results will be hosted by Emma Walmsley, CEO, at 11am GMT (US EST at 6am) on 31 January 2024. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Notwithstanding the inclusion of weblinks, information available on the company’s website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

Performance: turnover

Turnover	2023			Q4 2023
	£m	Growth AER%	Growth CER%	£m	Growth AER%	Growth CER%
Shingles	3,446	16	17	908	18	23
Meningitis	1,260	13	14	273	20	26
RSV (Arexvy)	1,238	–	–	529	–	–
Influenza	504	(29)	(29)	95	(66)	(64)
Established Vaccines	3,266	6	7	771	4	8
Vaccines ex COVID	9,714	23	24	2,576	28	33
Pandemic vaccines	150	>100	>100	7	(88)	(86)
Vaccines	9,864	24	25	2,583	25	29
HIV	6,444	12	13	1,773	6	10
Respiratory/Immunology and Other	3,025	16	18	863	20	25
Oncology	731	21	23	244	55	62
Specialty Medicines ex COVID	10,200	14	15	2,880	13	17
Xevudy	44	(98)	(98)	13	(90)	(90)
Specialty Medicines	10,244	(9)	(8)	2,893	8	12
Respiratory	6,825	4	6	1,746	4	9
Other General Medicines	3,395	(5)	2	830	(12)	(2)
General Medicines	10,220	1	5	2,576	(2)	5
Total	30,328	3	5	8,052	9	15
Total ex COVID	30,134	12	14	8,032	12	17
By Region:
US	15,820	9	9	4,380	21	26
Europe	6,564	3	2	1,657	–	–
International	7,944	(6)	1	2,015	(4)	6
Total	30,328	3	5	8,052	9	15

Turnover ex COVID is excluding COVID-19 solutions and is a non-IFRS measure defined on page 53 with the reconciliation to the IFRS measure Turnover included in the table above. Financial Performance – Q4 2023 results unless otherwise stated, growth % and commentary at CER.

		2023			Q4 2023
		£m	AER	CER	£m	AER	CER
Vaccines	Total	9,864	24%	25%	2,583	25%	29%
	Excluding COVID	9,714	23%	24%	2,576	28%	33%

Double-digit growth for Vaccines in the full year and quarter was driven by the successful launch of Arexvy in the US and continued strong uptake of Shingrix in International and Europe. Pandemic vaccines sales mostly include GSK’s share of 2023 contracted European volumes related to a COVID-19 booster vaccine co-developed with Sanofi.

Shingles	3,446	16%	17%	908	18%	23%

Shingrix, a vaccine against herpes zoster (shingles), grew 17% full year and 23% in the quarter on increased demand and favourable pricing, with Q4 2023 representing the highest ever quarter of sales. Growth was driven by public funding expansion and strong private uptake in International and Europe. These regions represented 45% of global turnover, compared to a third in 2022, with Shingrix launched in 39 markets outside of the US, most of which have cumulative immunisation rates below 4%. International sales were driven by launch uptake across several markets, strong momentum and channel inventory build in China due to transition between distributors, and a new public programme in Australia. Sales in Europe included deliveries for the UK National Immunisation Programme which began offering Shingrix vaccination in September. In the US, full year retail demand grew 7% while overall sales declined 4% versus a challenging comparator period in which there was a higher non-retail purchasing. In Q4 2023 US turnover growth of 6% benefitted from planned wholesaler inventory reductions in Q4 2022. The US cumulative immunisation penetration at the end of Q3 2023 reached 35% of the more than 120 million US adults(1) who are currently recommended to receive Shingrix, up 7 percentage points since the same time last year.

(1)	United States Census Bureau, International Database, Year 2023.

	2023			Q4 2023
	£m	AER	CER	£m	AER	CER
Meningitis	1,260	13%	14%	273	20%	26%

Full year double-digit Meningitis vaccine sales growth was largely delivered by Bexsero, a vaccine against meningitis B, primarily driven by inclusion in National Immunisation Programmes in Europe. In Q4 2023, Bexsero sales grew in all regions reflecting increased demand and public funding expansion. Menveo, a vaccine against meningitis ACWY, grew full year and in the quarter due to the favourable impact of a US CDC (Center for Disease Control) stockpile borrow in Q3 2022 and replenishment in Q4 2023. Meningitis growth benefitted from the favourable impact of CDC stockpile movements by 6 percentage points in the full year and 14 percentage points in Q4 2023.

RSV (Arexvy)	1,238	–	–	529	–	–

Arexvy, the world’s first approved respiratory syncytial virus (RSV) vaccine for older adults, achieved more than £1.2 billion in sales driven by strong uptake and leading market share, delivering an outstanding launch. Almost all sales were in the US where Arexvy is available in all major retail pharmacies with competitive contracting in place. Retailers administered more than 90% of doses, and Arexvy achieved more than two-thirds of the share of retail vaccinations in both the full year and quarter. Approximately 6 million of the 83 million US adults(1) aged 60 and older at risk have been vaccinated with Arexvy.

Influenza	504	(29%)	(29%)	95	(66%)	(64%)

Fluarix/FluLaval sales declined in 2023 in line with expectations driven by competitive pressure and lower market demand primarily in the US, where the Q4 2023 sales decrease was also negatively impacted by quarterly supply phasing and RAR adjustments.

Established Vaccines	3,266	6%	7%	771	4%	8%

Full year Established Vaccines growth was driven by Rotarix favourable US CDC stockpile movements, MMR/V vaccines increased supply in International, and Hepatitis vaccine performance related to the travel market recovery. In the quarter, growth was driven by US CDC stockpile replenishment of Infanrix/Pediarix in the US and also MMR/V vaccines increased supply in International. Established Vaccines growth excluding the impact of CDC stockpile movements was 4% in the full year and 6% in Q4 2023.

Specialty Medicines	Total	10,244	(9%)	(8%)	2,893	8%	12%
	Excluding COVID	10,200	14%	15%	2,880	13%	17%

Specialty Medicines growth (excluding COVID-19 solutions) of 15% full year and 17% in Q4 2023 reflected continued growth momentum on the HIV portfolio, and growth acceleration in both Oncology and Respiratory/Immunology and Other. COVID-19 solutions negatively impacted growth full year by 23 percentage points and in the quarter by 5 percentage points.

HIV	6,444	12%	13%	1,773	6%	10%

The growth of HIV in Q4 2023 and full year was primarily driven by a 2 percentage point increase in market share within a broadly flat global treatment market, attributable to patient demand for the Oral 2DR (Dovato, Juluca) and Long-Acting medicines (Cabenuva, Apretude). Q4 2023 performance benefitted from continued patient demand, driven by the Oral 2DR and Long-Acting medicines which contributed approximately ten percentage points of growth. Full year growth was driven by patient demand of ten percentage points, with the remainder from favourable pricing dynamics and tender growth. Dovato continues to be the highest selling product in the HIV portfolio with sales of £516 million in the quarter.

Oral 2DR and Long Acting	3,337	40%	40%	968	24%	28%

Oral 2DR (Dovato, Juluca) and Long-Acting medicine (Cabenuva, Apretude) sales growth continues and now represents 55% of the total HIV portfolio compared to 46% for Q4 2022, driven by market share growth of 4 percentage points versus Q4 2022. Long-Acting medicine sales in the quarter were £275 million, growing £133 million versus Q4 2022 and representing 16% of total HIV portfolio. Cabenuva sales in Q4 2023 were £223 million, reflecting strong patient demand, high levels of market access, and reimbursement in the  US and EU.

Respiratory/Immunology and Other	3,025	16%	18%	863	20%	25%

This therapy area includes sales of Nucala and Benlysta, and Jesduvroq in the US and Duvroq in Japan for patients with anaemia due to chronic kidney disease. There was consistent and sustained double-digit growth in the full year in both Benlysta and Nucala, with growth acceleration in Q4 2023.

(1)	United States Census Bureau, International Database, Year 2023.

	2023			Q4 2023
	£m	AER	CER	£m	AER	CER
Nucala	1,655	16%	18%	471	19%	25%

Nucala, is an IL-5 antagonist monoclonal antibody treatment for severe asthma, with additional indications including chronic rhinosinusitis with nasal polyps, eosinophilic granulomatosis with polyangiitis (EGPA) and hypereosinophilic syndrome (HES). Continued strong growth in all regions in the full year and in the quarter reflected high patient demand in severe eosinophilic asthma, and additionally from increasing sales and growth contributions from the new indications. Growth in Q4 2023 accelerated due to stronger US performance resulting from increasing new patient starts coupled with channel inventory build.

Benlysta	1,349	18%	19%	389	19%	25%

Benlysta, a monoclonal antibody treatment for Lupus, continues to show consistent growth representing strong demand in US and Europe, with bio penetration and volume uptake in certain International markets, particularly in Japan and China. Q4 2023 growth acceleration to 25% driven by US performance coupled with the impacts of channel inventory build, uplifted the full year growth to 19%.

Oncology	731	21%	23%	244	55%	62%

Oncology demonstrated strong growth in the full year and in Q4 2023 driven by Jemperli and Zejula performance, and uptake of Ojjaara post US launch in Q3 2023, partially offset by the impact of Blenrep withdrawal from the US market in November 2022. Growth of Jemperli continued to accelerate in Q4 2023, particularly in the US post approval in Q3 2023 for frontline treatment in combination with chemotherapy for patients with dMMR/MSI-H primary advanced or recurrent endometrial cancer.

Zejula	523	13%	15%	152	22%	28%

Zejula, a PARP inhibitor treatment for ovarian cancer, grew 15% in the full year with strong growth from all regions, with US growth in the first line indication more than offsetting the reduction in use in second line following the update to US prescribing information agreed with the FDA in Q4 2022. Zejula demonstrated strong growth of 28% in Q4 2023, driven by continued US performance and growth following the launch of the tablet formulation, positively impacted by RAR movements, as well as continued positive momentum in Europe and International.

General Medicines	10,220	1%	5%	2,576	(2%)	5%

Growth in the full year was driven by both Respiratory and Other General Medicines, with ongoing strong demand for Trelegy in all regions, Anoro in Europe and International, and a continued post pandemic recovery of the antibiotic market in Europe and International regions.

Respiratory	6,825	4%	6%	1,746	4%	9%

Performance in the full year and in Q4 2023 reflected growth of Trelegy and the single inhaled triple therapy class across all regions, and of Anoro in Europe and International.

Trelegy	2,202	27%	29%	589	29%	35%

Trelegy, is the most prescribed single inhaler triple therapy (SITT) treatment worldwide for COPD and asthma. Strong growth in the full year and in Q4 2023 was delivered across all regions, reflecting increased patient demand, growth of the SITT market and penetration of the class. Growth momentum continues, supported by the outputs of recently updated primary care guidelines from the Global Initiative for Chronic Obstructive Lung Disease. Growth in Q4 2023 was positively impacted by favourable RAR adjustments, accounting for 5 percentage points of growth.

Seretide/Advair	1,139	(2%)	1%	276	(16%)	(12%)

Seretide/Advair is an ICS/LABA treatment for asthma and COPD. In the full year 2023, Seretide/Advair sales growth increased 1% primarily reflecting favourable US pricing. However this was offset by generic erosion impacts in Europe and certain International markets. In Q4 2023, sales decreased 12% and reflected continued generic erosion from competitor products in Europe and International.  In the US, growth was impacted by unfavourable RAR adjustments and the impact of US of channel inventory reduction ahead of 2024 price changes.

Other General Medicines	3,395	(5%)	2%	830	(12%)	(2%)

Low single digit growth of 2% full year reflected ongoing post pandemic demand for anti-infectives in Europe and International, and certain third party manufacturing arrangements. The decline of 2% in Q4 2023 is adversely impacted by unfavourable RAR adjustments, accounting for 2 percentage points of decline. Overall growth in this product group continues to be impacted by ongoing generic competition.

By Region

		2023			Q4 2023
		£m	AER	CER	£m	AER	CER
US	Total	15,820	9%	9%	4,380	21%	26%
	Excluding COVID	15,810	15%	16%	4,369	21%	26%

In the full year 2023, sales growth was adversely impacted by 7 percentage points due to decreased sales of Xevudy, however the decrease in sales had no impact in Q4 2023, as Xevudy sales in 2022 were predominantly realised in the first quarter.

Vaccines grew strongly in the full year and in Q4 2023 driven by Arexvy launch uptake and leading market share, partly offset by competition and lower market demand for Influenza vaccines. Growth benefitted from favourable US CDC stockpile movements by 4 percentage points in the full year and in the quarter.

Specialty Medicines grew in the full year and in Q4 2023 driven by a strong HIV performance, Benlysta and Nucala continued growth, and strong Oncology growth despite partial offset from the impact of the withdrawal of Blenrep in November 2022.

General Medicines growth in Q4 2023 was largely driven by Trelegy from increased patient demand and growth of the SITT market, partially offset by Established Respiratory and Other General Medicines.

Europe	Total	6,564	3%	2%	1,657	–	–
	Excluding COVID	6,431	10%	8%	1,648	4%	4%

COVID-19 solutions impacted growth in the full year by 6 percentage points and in the quarter by 4 percentage  points. Excluding the impact of COVID-19 solutions, Europe delivered strong growth of 8% in the full year and continued to grow in Q4 2023 by 4%.

Vaccines growth reflected Shingrix national immunisation programme initiation in the UK and launch uptake across several markets, together with Bexsero national immunisation campaigns in France and Spain, and ongoing travel vaccine recovery.

Specialty Medicines double digit growth in the full year and in the quarter was driven by growth in HIV, Oncology, Benlysta and Nucala including the impact of new indication launches.

General Medicines low single digit growth was maintained in the full year, with a low single digit percentage decline in the quarter driven by Established Respiratory performance.

International	Total	7,944	(6%)	1%	2,015	(4%)	6%
	Excluding COVID	7,893	7%	15%	2,015	1%	12%

COVID-19 solutions impacted growth in the full year by 14 percentage points and in the quarter by 6 percentage points. Excluding the impact of COVID-19 solutions, International continued to grow in Q4 2023 by 12% and in the full year by 15%, with strong growth across all product groups.

The growth in the quarter at AER of 1% compared to growth at CER of 12% was driven by year on year exchange movements Q4 2023 vs Q4 2022 in a number of emerging market countries.

Vaccines double digit growth was driven by Shingrix launch uptake across several markets, strong momentum and channel inventory build in China, and a new public programme in Australia. Established and Meningitis vaccines also contributed to the growth.

Specialty Medicines grew in HIV, Nucala, Benlysta and Zejula.

General Medicines growth was driven by Trelegy and growth across Established Respiratory. Other General Medicines growth was driven by Augmentin on strong post pandemic antibiotic demand.

Financial performance

Total Results	2023			Q4 2023
	£m	% AER	% CER	£m	% AER	% CER

Turnover	30,328	3	5	8,052	9	15
Cost of sales	(8,565)	(10)	(10)	(2,418)	8	10
Selling, general and administration	(9,385)	12	14	(2,678)	10	16
Research and development	(6,223)	13	14	(2,047)	14	16
Royalty income	953	26	26	235	14	14
Other operating income/(expense)	(363)			(571)

Operating profit	6,745	5	10	573	(69)	(60)
Net finance expense	(677)	(16)	(15)	(193)	(21)	(18)
Share of after tax profit/(loss) of associates and joint ventures	(5)			(1)
Profit/(loss) on disposal of interest in associates	1			–

Profit before taxation	6,064	8	14	379	(77)	(67)

Taxation	(756)			19
Tax rate %	12.5%			(5.0%)

Profit after taxation	5,308	8	14	398	(76)	(67)
Profit attributable to non-controlling interests	380			48
Profit attributable to shareholders	4,928			350
	5,308	8	14	398	(76)	(67)

Earnings per share	121.6p	10	16	8.6p	(77)	(68)
Financial Performance – Q4 2023 results unless otherwise stated, growth % and commentary at CER.

Adjusted results Reconciliations between Total results and Adjusted results for Q4 2023, Q4 2022, Full Year 2023 and Full Year 2022 are set out on pages 20, 21, 23 and 24.

	2023			Q4 2023
	£m	% AER	% CER	£m	% AER	% CER
Turnover	30,328	3	5	8,052	9	15
Cost of sales	(7,716)	(12)	(11)	(2,163)	7	8
Selling, general and administration	(9,029)	11	13	(2,588)	6	12
Research and development	(5,750)	14	14	(1,784)	17	20
Royalty income	953	26	26	235	14	14

Adjusted operating profit	8,786	8	12	1,752	10	21

Adjusted profit before taxation	8,112	10	15	1,560	15	27
Taxation	(1,257)	10	15	(235)	37	52
Adjusted profit after taxation	6,855	10	15	1,325	11	23
Adjusted profit attributable to non-controlling interests	572			152
Adjusted profit attributable to shareholders	6,283			1,173
	6,855	10	15	1,325	11	23
Earnings per share	155.1p	11	16	28.9p	12	25

		2023			Q4 2023
		£m	AER	CER	£m	AER	CER
Cost of sales	Total	8,565	(10%)	(10%)	2,418	8%	10%
	% of sales	28.2%	(4.3%)	(4.6%)	30.0%	(0.3%)	(1.2%)
	Adjusted	7,716	(12%)	(11%)	2,163	7%	8%
	% of sales	25.4%	(4.4%)	(4.6%)	26.9%	(0.7%)	(1.5%)

Total and Adjusted cost of sales as a percentage of sales decreased in the full year and Q4 2023 primarily reflecting lower sales of lower margin Xevudy compared to 2022. Excluding Xevudy, the full year and the quarter benefitted from an increasing margin contribution from Vaccines sales, particularly the launch of Arexvy in Q3 2023 in the US and Shingrix outside the US. In addition, Specialty Medicines, particularly HIV, contributed to the improved margin, as well as continued operational efficiencies. This was partly offset by adverse inventory provision adjustments in the year as well as inflationary impact on input costs.

		2023			Q4 2023
		£m	AER	CER	£m	AER	CER
Selling, general & administration	Total	9,385	12%	14%	2,678	10%	16%
	% of sales	30.9%	2.4%	2.3%	33.3%	0.2%	0.4%
	Adjusted	9,029	11%	13%	2,588	6%	12%
	% of sales	29.8%	2.1%	1.9%	32.1%	(0.9%)	(0.7%)

Growth in Total and Adjusted SG&A in 2023 primarily reflected increased investment for growth in Vaccines, including disease awareness, launch and global market expansion for Arexvy, and investment behind global market expansion and disease awareness for Shingrix. In Specialty Medicines, increased investment was targeted behind long-acting injectables in HIV and the launch of Ojjaara for myelofibrosis in Oncology. This was partly offset by the continuing benefit of restructuring and tight control of ongoing costs. 2023 also reflected the Zejula royalty dispute in Q1 2023. Total SG&A also included an increase in significant legal costs (see details on page 22).

		2023			Q4 2023
		£m	AER	CER	£m	AER	CER
Research & development	Total	6,223	13%	14%	2,047	14%	16%
	% of sales	20.5%	1.8%	1.5%	25.4%	1.1%	0.3%
	Adjusted	5,750	14%	14%	1,784	17%	20%
	% of sales	19.0%	1.7%	1.4%	22.2%	1.5%	0.9%

R&D operating expense growth in 2023 was driven by investment across the portfolio.

In the late stage, increased investment in Vaccines was driven by continued acceleration and progression of the pipeline including RSV, pneumococcal, mRNA and therapeutic HSV vaccines.

Respiratory/Immunology investment continued in depemokimab in the Phase III programmes in asthma and nasal polyps together with camlipixant a new asset for refractory chronic cough, Nucala in COPD, paediatric Benlysta and CCL 17 in osteo arthritic pain. This was offset by decreased expense in the completion of the clinical programme for otilimab.

Infectious Diseases investment in bepirovirsen for treatment of chronic hepatitis B increased to support both monotherapy and combination programmes. Investment in key assets in oncology continued such as Jemperli and Ojjaara but were offset by reduction in the terminated Cell and Gene Therapy programme.

In the early-stage, investment increased in IL18 for atopic dermatitis and in the HIV portfolio, focused on next generation long-acting treatments and preventative medicines.

In addition to the key drivers for the full year, Q4 2023 also reflected investments for continued acceleration of the portfolio and the newly acquired camlipixant asset, together with the cost of reorganisation of the Research unit.

Total R&D included higher impairment charges compared with 2022 and Q4 2022.

		2023			Q4 2023
		£m	AER	CER	£m	AER	CER
Royalty income	Total	953	26%	26%	235	14%	14%
	Adjusted	953	26%	26%	235	14%	14%

Growth in Total and Adjusted royalty income in the full year and Q4 2023 primarily related to Gardasil royalties, which were £472 million in 2023 and £80 million in the quarter, as well as Kesimpta and Biktarvy royalties. The overwhelming majority of the income from Gardasil royalties ceased at the end of 2023.

		2023			Q4 2023
		£m	AER	CER	£m	AER	CER
Other operating income/(expense)	Total	(363)	(54%)	(54%)	(571)	>(100%)	>(100%)

The full year other operating expense reflected a charge of £546 million (2022: £1,726 million) arising from the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer put option, and a fair value loss of £17 million (2022: £229 million gain) on the retained stake in Haleon plc (Haleon), partly offset by £200 million (2022: £306 million) of other net income primarily related to equity investments and milestone income (including £49 million dividends received from the retained investment in Haleon). In Q1 2022 upfront income of £0.9 billion was received from the settlement with Gilead Sciences, Inc. (Gilead).

In Q4 2023 other operating expense reflected a charge of £430 million (Q4 2022: £3 million gain) arising from the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer, Inc. (Pfizer) put option, and a fair value loss of £172 million (Q4 2022: £606 million gain) on the retained stake in Haleon, partly offset by net income of £31 million (Q4 2022: £135 million) primarily received from equity investments and milestone income.

		2023			Q4 2023
		£m	AER	CER	£m	AER	CER
Operating profit	Total	6,745	5%	10%	573	(69%)	(60%)
	% of sales	22.2%	0.3%	1.0%	7.1%	(18.2%)	(16.6%)
	Adjusted	8,786	8%	12%	1,752	10%	21%
	% of sales	29.0%	1.2%	1.8%	21.8%	0.1%	1.2%

Total operating profit margin was higher in 2023 due to profitable growth across the portfolio as well as favourable movements in contingent consideration liabilities, partly offset by an unfavourable comparison due to the £0.9 billion upfront income received from the settlement with Gilead in Q1 2022. The quarter is impacted by unfavourable movements in contingent consideration liabilities and fair value losses on the retained stake in Haleon (Q4 2022 fair value gains).

2023 and Q4 2023 Adjusted operating profit benefitted from strong sales, favourable product mix and increased royalty income partly offset by increased investment behind product launches and in R&D. The full year also included increased legal charges primarily relating to the Zejula royalty dispute.

In 2023 the adverse impact of lower sales of COVID-19 solutions was 4 percentage points of Adjusted operating profit growth, with a reduction in Adjusted operating profit margin of 0.4 percentage points. In the quarter the adverse impact of lower sales of COVID-19 solutions was 5 percentage points of operating profit growth, with minimal impact on Adjusted operating profit margin.

		2023			Q4 2023
		£m	AER	CER	£m	AER	CER
Adjusted operating profit by segment	Commercial Operations	14,656	8%	10%	3,612	12%	20%
	% of sales	48.3%	2.0%	2.1%	44.9%	1.2%	2.1%
	R&D	(5,607)	11%	11%	(1,731)	14%	17%

Commercial Operations Adjusted operating profit in full year and quarter benefitted from strong sales and favourable product mix (with minimal Xevudy sales) and increased royalty income, partly offset by increased investment in growth and launch assets as well as an increase in legal provisions in 2023.

The R&D segment operating expenses growth in the full year was driven by progression of the late stage in Vaccines, Respiratory/Immunology and Infectious Diseases. This included pneumococcal and mRNA programmes together with the newly acquired camlipixant and ongoing investment in key programmes such as depemokimab and bepirovirsen. Q4 2023 also reflected investments for continued acceleration of the portfolio, together with the cost of reorganisation of the Research unit.

		2023			Q4 2023
		£m	AER	CER	£m	AER	CER
Net finance costs	Total	677	(16%)	(15%)	193	(21%)	(18%)
	Adjusted	669	(15%)	(15%)	191	(19%)	(16%)

The decrease in net finance costs in the full year and Q4 2023 was mainly driven by the net savings from maturing bonds including the Sterling Notes repurchase in Q4 2022 and higher interest income on cash, partly offset by higher interest on short-term financing.

		2023			Q4 2023
		£m	AER	CER	£m	AER	CER
Taxation	Total	756	7%	14%	(19)	>(100%)	(7%)
	Tax rate %	12.5%			(5.0%)
	Adjusted	1,257	10%	15%	235	37%	52%
	Tax rate %	15.5%			15.1%

The full year charge of £756 million represented an effective tax rate on Total results of 12.5% and reflected the different tax effects of the various Adjusting items.

		2023			Q4 2023
		£m	AER	CER	£m	AER	CER
Non-controlling interests ("NCIs")	Total	380	(17%)	(17%)	48	(62%)	(55%)
	Adjusted	572	(4%)	(4%)	152	2%	9%

The decrease in Total profit from continuing operations allocated to NCIs in the full year was primarily driven by lower ViiV Healthcare profits with an allocation of £374 million (2022: £416 million), as well as lower net profits in some of the Group's other entities. Q4 2023 was impacted primarily by lower ViiV Healthcare profits with an allocation of £50 million (Q4 2022: £124 million).

In the full year, the decrease in Adjusted profit from continuing operations allocated to NCIs reflected lower net profits in some of the Group's other entities with NCIs, partly offset by higher profits in ViiV Healthcare with an allocation of £566 million (2022: £551 million). The increase in Q4 2023 primarily reflected higher profit allocations from ViiV Healthcare of £154 million (Q4 2022: £148 million), partly offset by lower net profits in some of the Group’s other entities with NCIs.

		2023			Q4 2023
		£p	AER	CER	£p	AER	CER
Earnings per share	Total continuing	121.6p	10%	16%	8.6p	(77%)	(68%)
	Adjusted	155.1p	11%	16%	28.9p	12%	25%

Adjusted EPS in the full year and quarter reflected the growth in Adjusted Operating profit as well as lower finance costs. 2023 growth also reflected a favourable benefit from lower non-controlling interests.

In 2023 and Q4 2023, lower sales from lower margin COVID-19 solutions reduced Adjusted EPS by six and seven percentage points respectively.

In 2023, the increase in Total continuing EPS primarily reflected lower charges related to the remeasurement of contingent consideration liabilities, partly offset by a fair value loss on the retained stake in Haleon compared to a fair value gain in the same period last year. In addition, there is an unfavourable comparison due to upfront income received from the settlement with Gilead in Q1 2022. In Q4 2023, the decrease in Total continuing EPS is driven by higher charges related to the remeasurement of contingent consideration liabilities and a fair value loss on the retained stake in Haleon (Q4 2022 gain).

Currency impact on results
The results for the 2023 are based on average exchange rates, principally £1/$1.24, £1/€1.15 and £1/Yen 175. The results for Q4 2023 are based on average exchange rates, principally £1/$1.25, £1/€1.15 and £1/Yen 183. The period-end exchange rates were £1/$1.27, £1/€1.15 and £1/Yen 180. Comparative exchange rates are given on page 41.

		Year to Date			Q4 2023
		£m/£p	AER	CER	£m/£p	AER	CER
Turnover		30,328	3%	5%	8,052	9%	15%
Earnings per share	Total	121.6p	10%	16%	8.6p	(77%)	(68%)
	Adjusted	155.1p	11%	16%	28.9p	12%	25%

In 2023 the adverse currency impact primarily reflected weakening of emerging market currencies and the Yen against Sterling and strengthening of Sterling against the US Dollar, partly offset by weakening of Sterling against the Euro. Exchange gains or losses on the settlement of intercompany transactions had a minimal impact on Adjusted EPS.

In Q4 2023, the adverse currency impact primarily reflected the strengthening of Sterling against the US Dollar as well as the weakening of emerging market currencies against Sterling. Exchange gains or losses on the settlement of intercompany transactions had a one percentage point favourable impact on Adjusted EPS.

Cash generation

Cash flow
	2023 £m	2022 £m	Q4 2023 £m	Q4 2022 £m

Cash generated from operations attributable to continuing operations (£m)	8,096	7,944	3,681	2,101
Cash generated from operations attributable to discontinued operations (£m)	–	932	–	4

Total cash generated from operations (£m)	8,096	8,876	3,681	2,105

Total net cash generated from operating activities (£m)	6,768	7,403	3,196	1,905

Free cash inflow/(outflow) from continuing operations* (£m)	3,409	3,348	2,095	895
Free cash flow from continuing operations growth (%)	2%	1%	>100%	(62%)
Free cash flow conversion from continuing operations* (%)	69%	75%	>100%	60%
Total net debt** (£m)	15,040	17,197	15,040	17,197

*	Free cash flow from continuing operations and free cash flow conversion are defined on page 53. Free cash flow from continuing operations is analysed on page 44.
**	Net debt is analysed on page 44.

2023

Cash generated from operating activities from continuing operations was £8,096 million (2022: £7,944 million). The increase primarily reflected higher adjusted operating profit, a favourable comparison on the timing of net Xevudy related receipts and payments, and lower pension contributions, partly offset by an unfavourable comparison due to the upfront income from the settlement with Gilead received in Q1 2022, increase in trade receivables due to higher sales including the launch of Arexvy, lower payable balances reflecting increased investment in 2022 and higher inventory.

Total contingent consideration cash payments in 2023 were £1,145 million (2022: £1,137 million), including cash payments made to Shionogi & Co. Ltd (Shionogi) of £1,106 million (2022: £1,100 million). £1,134 million (2022: £1,058 million) of these were recognised in cash flows from operating activities.

Free cash inflow was £3,409 million for 2023 (2022: £3,348 million inflow). In addition to the increase in cash generated from operating activities from continuing operations, the increase in free cash inflow in the full year was driven by lower net interest paid and lower dividends paid to non-controlling interests, partly offset by lower proceeds from the sale of intangible assets.

Q4 2023

Cash generated from operating activities from continuing operations for the quarter was £3,681 million (Q4 2022: £2,101 million). The increase primarily reflected higher receivables' collections, driven by the launch of Arexvy in Q3 2023, partly offset by timing of returns and rebates.

Total contingent consideration cash payments in the quarter were £285 million (Q4 2022: £273 million), including cash payments made to Shionogi of £272 million (Q4 2022: £257 million). £281 million (Q4 2022: £269 million) of these were recognised in cash flows from operating activities.

Free cash inflow was £2,095 million for the quarter (Q4 2022: £895 million inflow). In addition to the increase in cash generated from operating activities from continuing operations, the increase in free cash inflow in the quarter was driven by lower net interest paid and lower dividends paid to non-controlling interests, partly offset by higher tax payments and lower proceeds from the sale of intangible assets.

Total Net debt

At 31 December 2023, net debt was £15,040 million, compared with £17,197 million at 31 December 2022, comprising gross debt of £18,018 million and cash and liquid investments of £2,978 million.  See net debt information on page 43.

Net debt decreased by £2.2 billion primarily due to £3.4 billion free cash inflow, £1.9 billion proceeds from the disposal of investments, including the partial sale of the retained stake in Haleon, and net favourable exchange impacts of £0.6 billion from the translation of non-Sterling denominated debt. These were partly offset by dividends paid to shareholders of £2.2 billion and the net acquisition cost of BELLUS Health Inc. (Bellus) for £1.5 billion.

At 31 December 2023, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £2,813 million with loans of £1,433 million repayable in the subsequent year.

On 17 January 2024, GSK completed the sale of 300 million shares in Haleon raising gross proceeds of £978 million. See post balance sheet event note on page 44.

Contacts

GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
Media	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Joshua Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 589 3774	(Philadelphia)
	Frances De Franco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Q4 2023 pipeline highlights (since 1 November 2023)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory action	Jemperli	RUBY (1L mismatch repair deficient/microsatellite instability-high (dMMR/MSI-H) endometrial cancer)	Regulatory approval (EU)
	Omjjara (momelotinib)	MOMENTUM (myelofibrosis with anaemia)	Regulatory approval (EU)
	Nucala	Severe eosinophilic asthma	Regulatory approval (CN)
Regulatory submissions or acceptances	Arexvy	RSV, adults aged 50-59 years	Regulatory acceptance (EU)
	Arexvy	RSV, adults aged 50-59 years	Regulatory acceptance (JP)
Phase III data readouts or other significant events	Blenrep	DREAMM-7 (2L + multiple myeloma)	Positive phase III data readout
	Jemperli/Zejula	RUBY part 2 (1L endometrial cancer)	Positive phase III data readout

Anticipated news flow

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H1 2024	Arexvy	RSV, older adults aged 50-59 years	Regulatory submission (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Phase III data readout
	MenABCWY (gen 1) vaccine candidate	Meningococcal ABCWY	Regulatory submission (US)
	depemokimab	SWIFT-1/2 (severe asthma)	Phase III data readout
	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory submission (CN)
	Jemperli	RUBY part 1 (OS overall population, 1L endometrial cancer)	Regulatory submission (US)
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory decision (JP)
	Zejula	FIRST (1L maintenance ovarian cancer)	Phase III data readout
H2 2024	Arexvy	RSV, older adults aged 50-59 years	Regulatory decision (US, EU, JP)
	gepotidacin	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory submission (US)
	MenABCWY (gen 1) vaccine candidate	Meningococcal ABCWY	Regulatory submission (EU)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Phase III data readout
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory submission (US)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory submission (US)
	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory decision (JP)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Phase III data readout
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory submission (US)
	Blenrep	DREAMM-8 (2L + multiple myeloma)	Phase III data readout
	cobolimab	COSTAR (non-small cell lung cancer)	Phase III data readout
	Zejula	ZEAL (1L maintenance non-small cell lung cancer)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Phase III data readout

Anticipated news flow continued

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
2025	gepotidacin	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory decision (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory submission (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory decision (US)
	MenABCWY (gen 1) vaccine candidate	Meningitis ABCWY	Regulatory decision (US, EU)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Phase III data readout
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory submission (US)
	camlipixant	CALM-1/2 (refractory chronic cough)	Phase III data readout
	camlipixant	CALM-1/2 (refractory chronic cough)	Regulatory submission (US, EU)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory decision (US)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory decision (US)
	depemokimab	OCEAN (eosinophilic granulomatosis with polyangiitis)	Phase III data readout
	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory decision (CN)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory decision (US)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory submission (CN, EU)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory submission (US, EU, CN, JP)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (US, EU, CN, JP)
	cobolimab	COSTAR, (2L non-small cell lung cancer)	Regulatory submission (US, EU)
	Jemperli	RUBY part 1 (1L endometrial cancer)	Regulatory decision (US)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (US, EU, CN, JP)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (US)

Refer to pages 45 to 52 for further details on several key medicines and vaccines in development by therapy area.

Trust: progress on our six priority areas for responsible business

Building Trust by operating responsibly is integral to GSK’s strategy and culture. This will support growth and returns to shareholders, reduce risk, and help GSK’s people thrive while delivering sustainable health impact at scale. The company has identified six Environmental, Social, and Governance (ESG) focus areas that address what is most material to GSK’s business and the issues that matter the most to its stakeholders. Highlights below include activity since Q3 2023 results. For more details on annual updates, please see GSK’S ESG Performance Report 2022 here: https://gsk.to/2022ESGPerf. GSK’s 2023 ESG Performance Report will be published in Q1 2024.

Access
Commitment: to make GSK’s vaccines and medicines available at value-based prices that are sustainable for the business and implement access strategies that increase the use of GSK’s vaccines and medicines to treat and protect underserved people.

Progress since Q3 2023:

●
In November, GSK shipped the first doses of the malaria vaccine, Mosquirix (RTS,S) to Cameroon, as part of the Unicef tender to supply 18 million doses over 3 years, potentially saving thousands of lives every year. Cameroon is the first country outside of those involved in the Malaria Vaccine Implementation Programme to receive doses, marking an important moment as we commence the broader roll-out of this vaccine. A further 1.7 million doses of the vaccine are expected to arrive in Burkina Faso, Liberia, Niger and Sierra Leone in early 2024.

●
In December, GSK, in collaboration with the Global Coalition on Aging, announced a new report from the IQVIA Institute for Human Data Science. The report, funded by GSK, explores the role of social and structural determinants of health in adult vaccine access and uptake across five global cities with strong data about their ageing populations. The data demonstrated vaccine use varies substantially even within a single city and suggest that policies, such as improved access to pharmacies or other points of vaccination, should be implemented to drive equitable access to adult immunisation. More information can be found here: https://gsk.to/3HeGFpZ

●
In December, GSK announced recipients of the inaugural grant programme of the COiMMUNITY Initiative, a multipronged effort to support the design of a more systematic, collaborative and equitable approach to helping increase adult immunisation rates in the US. Each grant-funded project is receiving between $50,000 and $175,000 out of a total $1 million in funding to help address long-standing barriers to adult immunisation in the US. More information can be found here: https://gsk.to/47CdBDo

●	Performance metrics related to access are updated annually with related details in GSK’s ESG Performance Report 2022 on page 9.

Global health and health security Commitment: develop novel products and technologies to treat and prevent priority diseases, including pandemic threats.

Progress since Q3 2023:

●
Infectious diseases (IDs) such as malaria, tuberculosis and enteric diseases are among the leading causes of death globally, killing almost 9 million people each year. These diseases, which are often preventable and treatable, disproportionately affect sub-Sahara African populations. Research is critical for the development and implementation of effective measures to meet the global health challenges of eliminating IDs. GSK opened its call for research proposals focussed on funding high-quality infectious disease research that has the potential to deliver significant health impact and develop future research leaders, with up to £100,000 available per award. More information can be found here: https://gsk.to/3RUpL4M

●
GSK has partnered with Amref since 1988, making a positive impact on malaria, TB, HIV, water/sanitation, health worker training, and health system strengthening. Collaborations like these are vital, especially now, to strengthen health systems in lower income countries. Together, GSK and Amref are dedicated to bringing lasting, sustainable change to countries across Africa. In January, two new programmes launched on anti-microbial resistance (AMR) and malaria. First, a three-year malaria programme to strengthen public healthcare systems for improved diagnosis, treatment, prevention, and surveillance of malaria cases in Kenya and Zambia. Second, a 12-month AMR programme which will conduct a review of AMR across the Africa Region to inform interventions to strengthen AMR programming.

●	Performance metrics related to global health and health security are updated annually with related details in GSK’s ESG Performance Report 2022 on page 13.

Environment
Commitment: committed to a net zero, nature-positive, healthier planet with ambitious goals set for 2030 and 2045.

Progress since Q3 2023:

●
In November, GSK announced it will start phase III trials of a low carbon version of its metered dose inhaler, Ventolin (salbutamol), using a next generation propellant, in 2024. If successful, it has the potential to reduce greenhouse gas emissions from use of the inhaler by approximately 90%, significantly contributing to GSK’s ambitious net-zero climate targets as the current propellant accounts for 49% of GSK’s carbon footprint. GSK is investing £1 billion between 2020 and 2030 to achieve sustainability targets, including a significant financial commitment towards this programme. More information can be found here: https://gsk.to/3SeCLDA

Environment continued

●
GSK’s net zero targets were approved by the Science Based Target Initiative’s (SBTi) Corporate Net-Zero Standard, the world’s only framework for corporate net-zero target setting in line with climate science. The targets include an 80% reduction in greenhouse gas emissions by 2030 and a 90% reduction by 2045 target. GSK aims to address the remaining emissions through high quality offsets.

●	Performance metrics related to environment are updated annually with related details in GSK’s ESG Performance Report 2022 on page 16.

Diversity, equity and inclusion
Commitment: create a diverse, equitable and inclusive workplace; enhance recruitment of diverse patient populations in GSK clinical trials; and support diverse communities.

Progress since Q3 2023:

●
In November, GSK announced the 20 non-profit IMPACT Award winners for their outstanding contributions to improving health in the Triangle (North Carolina) and Greater Philadelphia regions. The winners receive $50,000 each to build their capacity and support their organisations’ missions to improve the health and welfare of individuals in their local communities who are often vulnerable or marginalised. More information can be found here: https://gsk.to/3vy0bem

●	Performance metrics related to diversity, equity and inclusion are updated annually with related details in GSK’s ESG Performance Report 2022 on page 23.

Ethical standards
Commitment: promote ethical behaviour across GSK’s business by supporting its employees to do the right thing and working with suppliers that share GSK’s standards and operate responsibly.

●	Performance metrics related to ethical standards are updated annually with related details in GSK’s ESG Performance Report 2022 on page 26.

Product governance
Commitment: maintain robust quality and safety processes and responsibly use data and new technologies.

●	Performance metrics related to product governance are updated annually with related details in GSK’s ESG Performance Report 2022 on page 30.

ESG rating performance Detailed below is how GSK performs in key ESG ratings.

External benchmark	Current score/ranking	Previous score/ranking	Comments
S&P Global’s Corporate Sustainability Assessment	84	86	1st in the pharmaceutical industry group; Assessment conducted annually, current score updated Nov 2023
Access to Medicines Index	4.06	4.23	Led the bi-annual index since its inception in 2008; Updated bi-annually, current results from Nov 2022
Antimicrobial resistance benchmark	84%	86%	Led the bi-annual benchmark since its inception in 2018; Current ranking updated Nov 2021
CDP Climate Change	A-	A-	Updated annually, current scores updated Dec 2022 (for supplier engagement, March 2023)
CDP Water Security	B	B
CDP Forests (palm oil)	A-	B
CDP Forests (timber)	B	B
CDP supplier engagement rating	Leader	Leader
Sustainalytics	16.7	18.6	1st percentile in pharma subindustry group; Lower score represents lower risk. Current ranking updated Sept 2023
MSCI	AA	AA	Last rating action date: Sept 2023
Moody’s ESG solutions	62	61	Current score updated Aug 2023
ISS Corporate Rating	B+	B+	Current score updated June 2023
FTSE4Good	Member	Member	Member since 2004, latest review in June 2023
ShareAction’s Workforce Disclosure Initiative	79%	77%	Current score updated Jan 2024

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on page 53.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the profits from discontinued operations from the Consumer Healthcare business and the following items in relation to our continuing operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from continuing operations are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 20, 21, 23 and 24.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 84% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2023.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in year ended 31 December 2023 were £1,106 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 71 and 72 of the Annual Report 2022.

Adjusting items

The reconciliations between Total results and Adjusted results for 2023 and 2022 are set out below. Year ended 31 December 2023

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	30,328						30,328
Cost of sales	(8,565)	647		164	13	25	(7,716)

Gross profit	21,763	647		164	13	25	22,612

Selling, general and administration	(9,385)			216	13	127	(9,029)
Research and development	(6,223)	72	398	2		1	(5,750)
Royalty income	953						953
Other operating income/(expense)	(363)				546	(183)	–

Operating profit	6,745	719	398	382	572	(30)	8,786

Net finance cost	(677)			1		7	(669)
Share of after tax profit/(loss) of associates and joint venture	(5)						(5)
Profit/(loss) on disposal of interest in associates	1					(1)	–

Profit before taxation	6,064	719	398	383	572	(24)	8,112

Taxation	(756)	(154)	(94)	(83)	(100)	(70)	(1,257)
Tax rate %	12.5%						15.5%

Profit after taxation from continuing operations	5,308	565	304	300	472	(94)	6,855

Profit attributable to non-controlling interests from continuing operations	380				192		572

Profit attributable to shareholders from continuing operations	4,928	565	304	300	280	(94)	6,283

	5,308	565	304	300	472	(94)	6,855

Earnings per share from continuing operations	121.6p	13.9p	7.5p	7.4p	6.9p	(2.2)p	155.1p

Weighted average number of shares (millions)	4,052						4,052

Year ended 31 December 2022

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	29,324							29,324
Cost of sales	(9,554)		648		102	45	18	(8,741)

Gross profit	19,770		648		102	45	18	20,583

Selling, general and administration	(8,372)				180	13	51	(8,128)
Research and development	(5,488)		91	296	39			(5,062)
Royalty income	758							758
Other operating income/(expense)	(235)					1,692	(1,457)	–

Operating profit	6,433		739	296	321	1,750	(1,388)	8,151

Net finance cost	(803)				2		10	(791)
Share of after tax profit/(loss) of associates and joint ventures	(2)							(2)

Profit before taxation	5,628		739	296	323	1,750	(1,378)	7,358

Taxation	(707)		(150)	(64)	(87)	(242)	112	(1,138)
Tax rate %	12.6%							15.5%

Profit after taxation from continuing operations	4,921		589	232	236	1,508	(1,266)	6,220

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	3,049	(3,049)						–

Remeasurement of discontinued operations distributed to shareholders on demerger	7,651	(7,651)						–

Profit after taxation from discontinued operations	10,700	(10,700)						–

Total profit after taxation for the period	15,621	(10,700)	589	232	236	1,508	(1,266)	6,220
Profit attributable to non- controlling interest from continuing operations	460					135		595
Profit attributable to shareholders from continuing operations	4,461		589	232	236	1,373	(1,266)	5,625
Profit attributable to non- controlling interest from discontinued operations	205	(205)						–

Profit attributable to shareholders from discontinued operations	10,495	(10,495)						–

	15,621	(10,700)	589	232	236	1,508	(1,266)	6,220

Total profit attributable to non-controlling interests	665	(205)				135		595
Total profit attributable to shareholders	14,956	(10,495)	589	232	236	1,373	(1,266)	5,625

	15,621	(10,700)	589	232	236	1,508	(1,266)	6,220
Earnings per share from continuing operations	110.8p		14.6p	5.8p	5.9p	34.1p	(31.5p)	139.7p
Earnings per share from discontinued operations	260.6p	(260.6)p						–

Total earnings per share	371.4p	(260.6)p	14.6p	5.8p	5.9p	34.1p	(31.5)p	139.7p
Weighted average number of shares (millions)	4,026							4,026

Major restructuring and integration

Total Major restructuring charges from continuing operations incurred in 2023 were £382 million (2022: £321 million), analysed as follows:

	2023			2022

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	199	117	316	177	110	287
Significant acquisitions	65	1	66	20	–	20
Legacy programmes	(1)	1	–	9	5	14
	263	119	382	206	115	321

The Separation Preparation programme incurred cash charges of £199 million primarily from the restructuring of some commercial and administrative functions as well as Global Supply Chain. The non-cash charges of £117 million primarily reflected the write-down of assets in administrative as well as manufacturing locations.

The benefit in the year 2023 from restructuring programmes was £0.2 billion, primarily relating to the Separation Preparation restructuring programme. The programme is now largely complete and has delivered its target of £1.1 billion of annual savings, with total costs still expected at £2.4 billion, with slightly higher cash charges of £1.7 billion but lower non-cash charges of £0.7 billion.

Costs of significant acquisitions relate to integration costs of Sierra Oncology Inc (Sierra) and Affinivax Inc. (Affinivax) which were acquired in Q3 2022 and Bellus acquired in Q2 2023.

Transaction-related adjustments
Transaction-related adjustments from continuing operations resulted in a net charge of £572 million (2022: £1,750 million), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2023 £m	2022 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	934	1,431
ViiV Healthcare put options and Pfizer preferential dividends	(245)	85
Contingent consideration on former Novartis Vaccines business	(187)	193
Contingent consideration on acquisition of Affinivax	44	17
Other adjustments	26	24

Total transaction-related charges	572	1,750

The £934 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, driven by £534 million from updated future sales forecasts and exchange rates, and the unwind of the discount for £400 million. The £245 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a reduction in the valuation of the put option as a result of updated exchange rates, sales forecasts and cash balances.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 19.

The £187 million credit relating to the contingent consideration on the former Novartis Vaccines business primarily relates to changes to future sales forecasts.

The £44 million charge relating to the contingent consideration on the acquisition of Affinivax primarily relates to the unwind of the discount.

Divestments, significant legal charges, and other items
Divestments, significant legal charges, and other items primarily included £200 million of net income from dividends and milestones related to investments, including a £49 million dividend received from the retained investment in Haleon, partly offset by a £17 million fair value loss on the investment in Haleon. Legal charges provide for all significant legal matters, including Zantac, and are not broken out separately by litigation or investigation. Significant legal charges in the year primarily reflected increased legal charges for Zantac of which the vast majority relate to the prospective legal costs for the defence of the litigation.

The reconciliations between Total results and Adjusted results for Q4 2023 and Q4 2022 are set out below.

Three months ended 31 December 2023

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	8,052						8,052
Cost of sales	(2,418)	170		67	13	5	(2,163)

Gross profit	5,634	170		67	13	5	5,889

Selling, general and administration	(2,678)			53	12	25	(2,588)
Research and development	(2,047)	14	249	(2)		2	(1,784)
Royalty income	235						235
Other operating income/(expense)	(571)				430	141	–

Operating profit	573	184	249	118	455	173	1,752

Net finance cost	(193)					2	(191)

Share of after tax profit/(loss) of associates and joint ventures	(1)						(1)

Profit before taxation	379	184	249	118	455	175	1,560

Taxation	19	(38)	(59)	(31)	(71)	(55)	(235)
Tax rate %	(5.0%)						15.1%

Profit after taxation from continuing operations	398	146	190	87	384	120	1,325

Profit attributable to non-controlling interests from continuing operations	48				104		152

Profit attributable to shareholders from continuing operations	350	146	190	87	280	120	1,173

	398	146	190	87	384	120	1,325

Earnings per share from continuing operations	8.6p	3.6p	4.7p	2.1p	6.9p	3.0p	28.9p

Weighted average number of shares (millions)	4,056						4,056

Three months ended 31 December 2022

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	7,376							7,376
Cost of sales	(2,238)		147		42	10	9	(2,030)

Gross profit	5,138		147		42	10	9	5,346

Selling, general and administration	(2,438)				3	13	(13)	(2,435)
Research and development	(1,797)		16	240	19			(1,522)
Royalty income	206							206
Other operating income/(expense)	759				(1)	(17)	(741)	–

Operating profit	1,868		163	240	63	6	(745)	1,595

Net finance cost	(244)				1		8	(235)
Share of after tax losses of associates and joint ventures	2							2

Profit before taxation	1,626		163	240	64	6	(737)	1,362

Taxation	(1)		(31)	(54)	(36)	(5)	(45)	(172)
Tax rate %	0.1%							12.6%
Profit after taxation from continuing operations	1,625		132	186	28	1	(782)	1,190

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	(5)	5						–

Profit after taxation from discontinued operations	(5)	5						–

Total profit after taxation for the period	1,620	5	132	186	28	1	(782)	1,190

Profit attributable to non- controlling interest from continuing operations	125					24		149
Profit attributable to shareholders from continuing operations	1,500		132	186	28	(23)	(782)	1,041
Profit attributable to non- controlling interest from discontinued operations	–	–						–

Profit attributable to shareholders from discontinued operations	(5)	5						–
	1,620	5	132	186	28	1	(782)	1,190

Total profit attributable to non-controlling interests	125	–				24		149

Total profit attributable to shareholders	1,495	5	132	186	28	(23)	(782)	1,041

	1,620	5	132	186	28	1	(782)	1,190

Earnings per share from continuing operations	37.2p		3.3p	4.6p	0.7p	(0.6p)	(19.4)p	25.8p

Earnings per share from discontinued operations	(0.1p)	0.1p						–

Total earnings per share	37.1p	0.1p	3.3p	4.6p	0.7p	(0.6p)	(19.4)p	25.8p
Weighted average number of shares (millions)	4,034							4,034

Major restructuring and integration
Total Major restructuring charges from continuing operations incurred in Q4 2023 were £118 million (Q4 2022: £63 million), analysed as follows:

	Q4 2023			Q4 2022

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	92	16	108	100	(54)	46
Significant acquisitions	11	–	11	10	–	10
Legacy programmes	(2)	1	(1)	6	1	7
	101	17	118	116	(53)	63

The Separation Preparation programme incurred cash charges of £92 million primarily from the restructuring of some commercial and administrative functions as well as Global Supply Chain. The non-cash charges of £16 million primarily reflected the write down of assets in manufacturing locations.

Costs of significant acquisitions relate to integration costs of Sierra and Affinivax which were acquired in Q3 2022 and Bellus acquired in Q2 2023.

Transaction-related adjustments
Transaction-related adjustments from continuing operations resulted in a net charge of £455 million (Q4 2022: £6 million) the majority of which related to charges/credits for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q4 2023 £m	Q4 2022 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	528	8
ViiV Healthcare put options and Pfizer preferential dividends	(42)	(116)
Contingent consideration on former Novartis Vaccines business	(53)	93
Contingent consideration on acquisition of Affinivax	(3)	12
Other adjustments	25	9

Total transaction-related charges	455	6

The £528 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, driven by £429 million from updated sales forecasts and exchange rates, and the unwind of the discount for £99 million. The £42 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a decrease in the valuation of the put option primarily as a result of updated exchange rates partly offset by higher cash balances.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 19.

The £53 million credit relating to the contingent consideration on the former Novartis Vaccines business primarily relates to changes to future sales forecasts.

The £3 million credit relating to the contingent consideration on the acquisition of Affinivax primarily relates to updated future assumptions, partly offset by the unwind of the discount.

Divestments, significant legal charges, and other items
Divestments, significant legal charges, and other items primarily included fair value losses on investments, including a £172 million fair value loss on the investment in Haleon, partly offset by net income of £31 million primarily received from equity investments and milestone income. Legal charges provide for all significant legal matters, including Zantac, and are not broken out separately by litigation or investigation. Significant legal charges in the quarter primarily reflected increased legal charges for Zantac.

Financial information
Income statements

	2023 £m	2022 £m	Q4 2023 £m	Q4 2022 £m

TURNOVER	30,328	29,324	8,052	7,376

Cost of sales	(8,565)	(9,554)	(2,418)	(2,238)
Gross profit	21,763	19,770	5,634	5,138

Selling, general and administration	(9,385)	(8,372)	(2,678)	(2,438)
Research and development	(6,223)	(5,488)	(2,047)	(1,797)
Royalty income	953	758	235	206
Other operating income/(expense)	(363)	(235)	(571)	759

OPERATING PROFIT	6,745	6,433	573	1,868

Finance income	115	76	29	26
Finance expense	(792)	(879)	(222)	(270)
Share of after tax profit/(loss) of associates and joint ventures	(5)	(2)	(1)	2
Profit/(loss) on disposal of interests in associates	1	–	–	–

PROFIT BEFORE TAXATION	6,064	5,628	379	1,626

Taxation	(756)	(707)	19	(1)
Tax rate %	12.5%	12.6%	(5.0%)	0.1%

PROFIT AFTER TAXATION FROM CONTINUING OPERATIONS	5,308	4,921	398	1,625

Profit after taxation from discontinued operations and other gains from the demerger	–	3,049	–	(5)

Remeasurement of discontinued operations distributed to shareholders on demerger	–	7,651	–	–

PROFIT AFTER TAXATION FROM DISCONTINUED OPERATIONS	–	10,700	–	(5)

PROFIT AFTER TAXATION FOR THE PERIOD	5,308	15,621	398	1,620

Profit attributable to non-controlling interests from continuing operations	380	460	48	125
Profit attributable to shareholders from continuing operations	4,928	4,461	350	1,500
Profit attributable to non-controlling interests from discontinued operations	–	205	–	–
Profit attributable to shareholders from discontinued operations	–	10,495	–	(5)
	5,308	15,621	398	1,620

Profit attributable to non-controlling interests	380	665	48	125
Profit attributable to shareholders	4,928	14,956	350	1,495

	5,308	15,621	398	1,620

EARNINGS PER SHARE FROM CONTINUING OPERATIONS	121.6p	110.8p	8.6p	37.2p

EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS	–	260.6p	–	(0.1p)

TOTAL EARNINGS PER SHARE	121.6p	371.4p	8.6p	37.1p

Diluted earnings per share from continuing operations	119.9p	109.2p	8.5p	36.6p
Diluted earnings per share from discontinued operations	–	257.0p	–	(0.1p)
Total diluted earnings per share	119.9p	366.2p	8.5p	36.5p

Statement of comprehensive income

	2023 £m	2022 £m	Q4 2023 £m	Q4 2022 £m

Total profit for the period	5,308	15,621	398	1,620

Items that may be reclassified subsequently to continuing operations income statement:
Exchange movements on overseas net assets and net investment hedges	(22)	113	65	218
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(34)	2	(14)	(8)
Fair value movements on cash flow hedges	(1)	(18)	(2)	(31)
Deferred tax on fair value movements on cash flow hedges	1	9	2	(8)
Reclassification of cash flow hedges to income statement	4	14	–	2

	(52)	120	51	173

Items that will not be reclassified to continuing operations income statement:
Exchange movements on overseas net assets of non-controlling interests	(25)	(28)	(8)	(23)
Fair value movements on equity investments	(244)	(754)	115	(106)
Tax on fair value movements on equity investments	14	56	(21)	(5)
Fair value movements on cash flow hedges	(40)	(6)	(6)	(6)
Remeasurement gains/(losses) on defined benefit plans	71	(786)	287	(104)
Tax on remeasurement losses/(gains) on defined benefit plans	(41)	211	(96)	34

	(265)	(1,307)	271	(210)

Other comprehensive expense for the period from continuing operations	(317)	(1,187)	322	(37)

Other comprehensive income for the period from discontinued operations	–	356	–	23

Total comprehensive income for the period	4,991	14,790	720	1,606

Total comprehensive income for the period attributable to:
Shareholders	4,636	14,153	680	1,504
Non-controlling interests	355	637	40	102

	4,991	14,790	720	1,606

Balance sheet

	31 December 2023 £m	31 December 2022 £m
ASSETS
Non-current assets
Property, plant and equipment	9,020	8,933
Right of use assets	937	687
Goodwill	6,811	7,046
Other intangible assets	14,768	14,318
Investments in associates and joint ventures	55	74
Other investments	1,137	1,467
Deferred tax assets	6,049	5,658
Other non-current assets	1,584	1,194

Total non-current assets	40,361	39,377

Current assets
Inventories	5,498	5,146
Current tax recoverable	373	405
Trade and other receivables	7,385	7,053
Derivative financial instruments	130	190
Current equity investments	2,204	4,087
Liquid investments	42	67
Cash and cash equivalents	2,936	3,723
Assets held for sale	76	98

Total current assets	18,644	20,769

TOTAL ASSETS	59,005	60,146

LIABILITIES
Current liabilities
Short-term borrowings	(2,813)	(3,952)
Contingent consideration liabilities	(1,053)	(1,289)
Trade and other payables	(15,844)	(16,263)
Derivative financial instruments	(114)	(183)
Current tax payable	(500)	(471)
Short-term provisions	(744)	(652)

Total current liabilities	(21,068)	(22,810)

Non-current liabilities
Long-term borrowings	(15,205)	(17,035)
Corporation tax payable	(75)	(127)
Deferred tax liabilities	(311)	(289)
Pensions and other post-employment benefits	(2,340)	(2,579)
Other provisions	(495)	(532)
Contingent consideration liabilities	(5,609)	(5,779)
Other non-current liabilities	(1,107)	(899)

Total non-current liabilities	(25,142)	(27,240)

TOTAL LIABILITIES	(46,210)	(50,050)

NET ASSETS	12,795	10,096

EQUITY
Share capital	1,348	1,347
Share premium account	3,451	3,440
Retained earnings	7,239	4,363
Other reserves	1,309	1,448

Shareholders’ equity	13,347	10,598

Non-controlling interests	(552)	(502)

TOTAL EQUITY	12,795	10,096

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2023	1,347	3,440	4,363	1,448	10,598	(502)	10,096
Profit for the year			4,928		4,928	380	5,308
Other comprehensive income/(expense) for the year			(45)	(247)	(292)	(25)	(317)

Total comprehensive income/(expense) for the year			4,883	(247)	4,636	355	4,991

Distributions to non-controlling interests						(412)	(412)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(2,247)		(2,247)		(2,247)
Realised after tax losses on disposal or liquidation of equity investments			(26)	26			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			(7)	7			–
Shares issued	1	9			10		10
Write-down on shares held by ESOP Trusts			(324)	324			–
Shares acquired by ESOP Trusts		2	283	(285)			–
Share-based incentive plans			307		307		307
Hedging gain/(loss) after taxation transferred to non-financial assets				36	36		36

Tax on share-based incentive plans			7		7		7

At 31 December 2023	1,348	3,451	7,239	1,309	13,347	(552)	12,795

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2022	1,347	3,301	7,944	2,463	15,055	6,287	21,342
Profit for the year			14,956	–	14,956	665	15,621
Other comprehensive income/(expense) for the year			(89)	(714)	(803)	(28)	(831)

Total comprehensive income/(expense) for the year			14,867	(714)	14,153	637	14,790

Distributions to non-controlling interests						(1,409)	(1,409)
Non-cash distribution to non-controlling interests						(2,960)	(2,960)
Contributions from non-controlling interests						8	8
Changes to non-controlling interest						(20)	(20)
Deconsolidation of former subsidiaries						(3,045)	(3,045)
Dividends to shareholders			(3,467)		(3,467)		(3,467)
Non-cash dividend to shareholders			(15,526)		(15,526)		(15,526)
Realised after tax losses on disposal or liquidation of equity investments			14	(14)			–
Share of associates and joint ventures realised profits on disposal of equity investments			7	(7)			–
Share issued		25			25		25
Write-down of shares held by ESOP Trusts			(911)	911			–
Shares acquired by ESOP Trusts		114	1,086	(1,200)			–
Share-based incentive plans			357		357		357
Tax on share-based incentive plans			(8)		(8)		(8)
Hedging gain/(loss) after taxation transferred to non-financial assets				9	9		9
At 31 December 2022	1,347	3,440	4,363	1,448	10,598	(502)	10,096

Cash flow statement year ended 31 December 2023

	2023 £m	2022 £m
Profit after tax from continuing operations	5,308	4,921
Tax on profits	756	707
Share of after tax loss/(profit) of associates and joint ventures	5	2
(Profit)/loss on disposal of interest in associates and joint ventures	(1)	–
Net finance expense	677	803
Depreciation, amortisation and other adjusting items	2,849	2,298
Increase/(decrease) in working capital	(1,233)	67
Contingent consideration paid	(1,134)	(1,058)
Decrease in other net liabilities (excluding contingent consideration paid)	869	204
Cash generated from operations attributable to continuing operations	8,096	7,944
Taxation paid	(1,328)	(1,310)
Net cash inflow/(outflow) from continuing operating activities	6,768	6,634
Cash generated from operations attributable to discontinued operations	–	932
Taxation paid from discontinued operations	–	(163)
Net operating cash flows attributable to discontinued operations	–	769
Total net cash inflows/(outflows) from operating activities	6,768	7,403
Cash flow from investing activities
Purchase of property, plant and equipment	(1,314)	(1,143)
Proceeds from sale of property, plant and equipment	28	146
Purchase of intangible assets	(1,030)	(1,115)
Proceeds from sale of intangible assets	12	196
Purchase of equity investments	(123)	(143)
(Increase)/decrease in liquid investments	72	1
Purchase of businesses net of cash acquired	(1,457)	(3,108)
Proceeds from sale of equity investments	1,832	238
Contingent consideration paid	(11)	(79)
Disposal of businesses	49	(43)
Investment in associates and joint ventures	–	(1)
Interest received	115	64
Proceeds from disposal of associates and joint ventures	1	–
Dividend and distributions from investments	220	–
Dividends from associates and joint ventures	11	6
Net cash inflow/(outflow) from continuing investing activities	(1,595)	(4,981)
Net investing cash flows attributable to discontinued operations	–	(3,791)
Total net cash inflow/(outflow) from investing activities	(1,595)	(8,772)
Cash flow from financing activities
Issue of share capital	10	25
Repayment of long-term loans(2)	(144)	(1,594)
Issue of long-term notes(2)	223	1,025
Repayment of short-term loans(2)	(2,116)	(5,074)
Net increase/(repayment) of other short-term loans(2)	(333)	1,021
Repayment of lease liabilities	(197)	(202)
Interest paid	(766)	(848)
Dividends paid to shareholders	(2,247)	(3,467)
Distribution to non-controlling interests	(412)	(521)
Contributions from non-controlling interests	7	8
Other financing items	334	376
Net cash inflow/(outflow) from continuing financing activities	(5,641)	(9,251)
Net financing cash flows attributable to discontinued operations	–	10,074
Total net cash inflow/(outflow) from financing activities	(5,641)	823

(2)	Amended to reflect the gross cash flows with no impact on overall financing cash flows.

Cash flow statement year ended 31 December 2023 (continued)

	2023 £m	2022 £m

Increase/(decrease) in cash and bank overdrafts in the year	(468)	(546)
Cash and bank overdrafts at beginning of the year	3,425	3,819
Exchange adjustments	(99)	152
Increase/(decrease) in cash and bank overdrafts	(468)	(546)
Cash and bank overdrafts at end of the year	2,858	3,425
Cash and bank overdrafts at end of the year comprise:
Cash and cash equivalents	2,936	3,723
Overdrafts	(78)	(298)
	2,858	3,425

Vaccines turnover – year ended 31 December 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Shingles	3,446	16	17	1,880	(4)	(4)	908	32	30	658	>100	>100
Shingrix	3,446	16	17	1,880	(4)	(4)	908	32	30	658	>100	>100
Meningitis	1,260	13	14	610	6	7	433	20	17	217	20	29
Bexsero	849	13	14	311	(7)	(6)	417	24	21	121	46	61
Menveo	380	10	12	299	25	25	12	(40)	(45)	69	(19)	(13)
Other	31	72	67	–	–	–	4	(20)	(20)	27	>100	>100
RSV	1,238	–	–	1,194	–	–	4	–	–	40	–	–
Arexvy	1,238	–	–	1,194	–	–	4	–	–	40	–	–
Influenza	504	(29)	(29)	371	(32)	(32)	39	(32)	(33)	94	(13)	(10)
Fluarix, FluLaval	504	(29)	(29)	371	(32)	(32)	39	(32)	(33)	94	(13)	(10)
Established Vaccines	3,266	6	7	1,254	8	9	742	3	2	1,270	5	7
Infanrix, Pediarix	554	(7)	(6)	291	(11)	(11)	121	(8)	(8)	142	4	10
Boostrix	614	3	4	394	9	10	122	(12)	(13)	98	2	4
Hepatitis	611	7	8	336	(2)	(1)	177	25	23	98	14	17
Rotarix	614	17	18	192	>100	>100	118	(3)	(5)	304	(2)	2
Synflorix	275	(10)	(10)	–	–	–	36	6	3	239	(12)	(12)
Priorix, Priorix Tetra, Varilrix	265	41	41	16	60	60	129	33	30	120	48	53
Cervarix	120	3	5	–	–	–	33	50	45	87	(8)	(4)
Other	213	13	11	25	14	9	6	(82)	(76)	182	37	34
Vaccines ex COVID	9,714	23	24	5,309	25	26	2,126	16	15	2,279	26	31
Pandemic vaccines	150	>100	>100	–	–	–	130	>100	>100	20	>100	>100
Pandemic adjuvant	150	>100	>100	–	–	–	130	>100	>100	20	>100	>100
Vaccines	9,864	24	25	5,309	25	26	2,256	20	18	2,299	27	31

Vaccines turnover – three months ended 31 December 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Shingles	908	18	23	485	1	6	224	10	10	199	>100	>100
Shingrix	908	18	23	485	1	6	224	10	10	199	>100	>100
Meningitis	273	20	26	99	36	47	104	3	3	70	30	41
Bexsero	171	14	21	36	-	11	101	10	10	34	55	82
Menveo	87	13	19	63	70	81	3	(63)	(75)	21	(34)	(28)
Other	15	>100	>100	–	–	–	–	(100)	–	15	>100	>100
RSV	529	–	–	494	–	–	2	–	–	33	–	–
Arexvy	529	–	–	494	–	–	2	–	–	33	–	–
Influenza	95	(66)	(64)	53	(76)	(73)	18	(38)	(41)	24	(20)	(20)
Fluarix, FluLaval	95	(66)	(64)	53	(76)	(73)	18	(38)	(41)	24	(20)	(20)
Established Vaccines	771	4	8	249	14	20	190	1	1	332	(1)	3
Infanrix, Pediarix	147	32	39	67	40	48	42	40	40	38	15	24
Boostrix	142	8	13	78	7	14	30	(3)	(3)	34	26	30
Hepatitis	126	–	6	60	(6)	2	45	25	28	21	(19)	(15)
Rotarix	148	1	5	33	57	71	29	(9)	(9)	86	(9)	(4)
Synflorix	48	(30)	(29)	–	–	–	9	(10)	(20)	39	(34)	(31)
Priorix, Priorix Tetra, Varilrix	76	52	54	5	(44)	(44)	31	29	25	40	>100	>100
Cervarix	10	(62)	(58)	–	–	–	3	(57)	(71)	7	(63)	(53)
Other	74	(11)	(12)	6	100	(33)	1	(94)	(83)	67	8	10
Vaccines ex COVID	2,576	28	33	1,380	40	46	538	3	3	658	30	38
Pandemic vaccines	7	(88)	(86)	–	–	–	7	(88)	(86)	–	>(100)	>(100)
Pandemic adjuvant	7	(88)	(86)	–	–	–	7	(88)	(86)	–	>(100)	>(100)
Vaccines	2,583	25	29	1,380	40	46	545	(6)	(6)	658	30	37

Specialty Medicines turnover – year ended 31 December 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
HIV	6,444	12	13	4,283	14	14	1,423	9	7	738	8	16
Dolutegravir products	5,408	4	5	3,418	3	4	1,290	4	3	700	9	17
Tivicay	1,386	–	2	801	(3)	(2)	267	(2)	(4)	318	12	21
Triumeq	1,542	(14)	(14)	1,074	(12)	(11)	280	(22)	(24)	188	(15)	(11)
Juluca	661	4	4	511	3	4	136	7	6	14	(7)	(7)
Dovato	1,819	32	33	1,032	33	33	607	27	25	180	50	59
Rukobia	117	43	44	110	39	41	7	>100	>100	–	–	–
Cabenuva	708	>100	>100	587	100	>100	103	>100	>100	18	>100	>100
Apretude	149	>100	>100	149	>100	>100	–	–	–	–	–	–
Other	62	(35)	(33)	19	(39)	(42)	23	(18)	(25)	20	(44)	(31)
Respiratory/Immunology and Other	3,025	16	18	2,100	15	15	468	28	26	457	11	21
Nucala	1,655	16	18	978	11	11	383	28	26	294	21	33
Benlysta	1,349	18	19	1,121	18	19	99	19	18	129	13	25
Other	21	(48)	(42)	1	–	–	(14)	18	12	34	(40)	(33)
Oncology	731	21	23	396	27	27	289	14	13	46	28	61
Zejula	523	13	15	257	9	10	222	14	12	44	29	65
Blenrep	36	(69)	(69)	(2)	>(100)	>(100)	38	(27)	(27)	–	–	–
Jemperli	141	>100	>100	108	>100	>100	31	>100	>100	2	>100	>100
Ojjaara	33	–	–	33	–	–	–	–	–	–	–	–
Other	(2)	>(100)	>(100)	–	–	–	(2)	(100)	–	–	>(100)	(100)
Specialty Medicines ex COVID	10,200	14	15	6,779	15	15	2,180	13	11	1,241	10	19
Pandemic	44	(98)	(98)	10	(99)	(99)	3	(99)	(99)	31	(97)	(97)
Xevudy	44	(98)	(98)	10	(99)	(99)	3	(99)	(99)	31	(97)	(97)
Specialty Medicines	10,244	(9)	(8)	6,789	1	1	2,183	(8)	(10)	1,272	(41)	(36)

Specialty Medicines turnover – three months ended 31 December 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
HIV	1,773	6	10	1,222	5	9	374	9	8	177	4	18
Dolutegravir products	1,445	(2)	2	946	(5)	(1)	333	4	4	166	1	12
Tivicay	349	(6)	–	213	(9)	(5)	68	(1)	(1)	68	(1)	17
Triumeq	403	(16)	(13)	292	(14)	(10)	66	(20)	(19)	45	(20)	(16)
Juluca	177	(8)	(5)	140	(10)	(6)	33	3	6	4	(20)	(40)
Dovato	516	18	21	301	12	17	166	22	21	49	44	56
Rukobia	35	35	42	34	36	40	2	>100	>100	(1)	–	–
Cabenuva	223	73	78	185	65	71	32	>100	>100	6	>100	>100
Apretude	52	>100	>100	52	>100	>100	–	–	–	–	–	–
Other	18	(10)	–	5	(29)	(43)	7	(13)	(25)	6	20	>100
Respiratory/Immunology and Other	863	20	25	625	22	27	125	33	33	113	(2)	13
Nucala	471	19	25	292	21	25	102	20	20	77	13	29
Benlysta	389	19	25	333	23	28	26	13	13	30	(6)	9
Other	3	>100	>100	–	–	–	(3)	79	79	6	(60)	(53)
Oncology	244	55	62	163	>100	>100	70	4	4	11	(8)	50
Zejula	152	22	28	85	35	40	56	8	8	11	10	60
Blenrep	6	(78)	(78)	–	(100)	(100)	6	(63)	(62)	–	–	–
Jemperli	60	>100	>100	49	>100	>100	10	>100	>100	1	>100	>100
Ojjaara	29	–	–	29	–	–	–	–	–	–	–	–
Other	(3)	>(100)	>(100)	–	–	–	(2)	(100)	>(100)	(1)	>(100)	(50)
Specialty Medicines ex COVID	2,880	13	17	2,010	15	19	569	13	12	301	1	17
Pandemic	13	(90)	(90)	11	10	10	2	(89)	(89)	–	>(100)	(100)
Xevudy	13	(90)	(90)	11	10	10	2	(89)	(89)	–	>(100)	(100)
Specialty Medicines	2,893	8	12	2,021	15	19	571	9	9	301	(24)	(11)

General Medicines turnover – year ended 31 December 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	6,825	4	6	3,442	7	8	1,402	1	–	1,981	1	9
Arnuity Ellipta	36	(36)	(34)	29	(40)	(40)	–	–	–	7	(13)	–
Anoro Ellipta	557	15	16	269	15	16	193	17	15	95	12	20
Avamys/Veramyst	299	(7)	(4)	–	–	–	57	(12)	(14)	242	(5)	(2)
Flixotide/Flovent	451	(17)	(16)	283	(20)	(20)	70	(5)	(5)	98	(17)	(11)
Incruse Ellipta	162	(17)	(17)	78	(25)	(24)	59	(8)	(9)	25	(11)	(7)
Relvar/Breo Ellipta	1,103	(4)	(2)	436	(12)	(12)	366	5	4	301	–	8
Seretide/Advair	1,139	(2)	1	341	11	11	256	(11)	(12)	542	(4)	3
Trelegy Ellipta	2,202	27	29	1,606	28	29	275	17	16	321	34	44
Ventolin	749	(3)	–	400	(3)	(2)	100	(14)	(16)	249	2	11
Other Respiratory	127	(11)	(5)	–	(100)	(100)	26	(13)	(17)	101	(10)	(1)
Other General Medicines	3,395	(5)	2	280	(23)	(22)	723	4	2	2,392	(5)	6
Dermatology	363	(3)	4	–	–	–	107	–	(1)	256	(5)	6
Augmentin	628	9	17	–	–	–	186	23	21	442	4	16
Avodart	345	5	7	–	–	–	109	2	(1)	236	6	10
Lamictal	435	(15)	(13)	194	(27)	(27)	111	2	1	130	(5)	4
Other	1,624	(9)	1	86	(13)	(11)	210	(5)	(7)	1,328	(9)	3
General Medicines	10,220	1	5	3,722	4	5	2,125	2	1	4,373	(2)	7

General Medicines turnover – three months ended 31 December 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	1,746	4	9	913	17	22	362	(3)	(3)	471	(11)	(2)
Arnuity Ellipta	10	(9)	–	8	(11)	–	–	–	–	2	–	–
Anoro Ellipta	155	12	16	78	15	19	51	9	9	26	13	22
Avamys/Veramyst	49	(40)	(37)	–	–	–	12	(14)	(14)	37	(46)	(41)
Flixotide/Flovent	100	(25)	(21)	58	(23)	(17)	20	(9)	(9)	22	(41)	(35)
Incruse Ellipta	40	3	5	19	19	31	15	(6)	(12)	6	(14)	(14)
Relvar/Breo Ellipta	302	21	27	129	79	85	95	1	2	78	(6)	4
Seretide/Advair	276	(16)	(12)	78	(26)	(22)	65	(13)	(12)	133	(11)	(4)
Trelegy Ellipta	589	29	35	430	34	40	72	11	11	87	23	34
Ventolin	198	(4)	2	113	2	6	28	(15)	(15)	57	(8)	3
Other Respiratory	27	(25)	(19)	–	–	–	4	(50)	(63)	23	(15)	4
Other General Medicines	830	(12)	(2)	66	(31)	(25)	179	1	–	585	(12)	–
Dermatology	85	(14)	(6)	–	–	–	26	(7)	(4)	59	(18)	(8)
Augmentin	159	(5)	5	–	–	–	49	11	9	110	(11)	3
Avodart	73	(11)	(7)	–	–	–	22	(15)	(19)	51	(9)	(2)
Lamictal	108	(18)	(14)	49	(31)	(30)	28	(3)	–	31	(3)	9
Other	405	(12)	–	17	(32)	(16)	54	6	4	334	(13)	1
General Medicines	2,576	(2)	5	979	12	17	541	(2)	(2)	1,056	(12)	(1)

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Year ended 31 December 2023	30,328	3	5	15,820	9	9	6,564	3	2	7,944	(6)	1
Three months ended 31 December 2023	8,052	9	15	4,380	21	26	1,657	–	–	2,015	(4)	6

Commercial Operations turnover ex COVID

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Year ended 31 December 2023	30,134	12	14	15,810	15	16	6,431	10	8	7,893	7	15
Three months ended 31 December 2023	8,032	12	17	4,369	21	26	1,648	4	4	2,015	1	12

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK reports results under two segments: Commercial Operations and Total R&D. Members of the GLT are responsible for each segment.

R&D investment is essential for the sustainability of the business. However, for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment
	2023 £m	2022 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	30,328	29,324	3	5

Operating profit by segment
	2023 £m	2022 £m	Growth £%	Growth CER%

Commercial Operations	14,656	13,590	8	10
Research and Development	(5,607)	(5,060)	11	11

Segment profit	9,049	8,530	6	10
Corporate and other unallocated costs	(263)	(379)

Adjusted operating profit	8,786	8,151	8	12
Adjusting items	(2,041)	(1,718)

Total operating profit	6,745	6,433	5	10

Finance income	115	76
Finance costs	(792)	(879)
Share of after tax profit/(loss) of associates and joint ventures	(5)	(2)
Profit/(loss) on disposal of associates and joint ventures	1	–

Profit before taxation from continuing operations	6,064	5,628	8	14

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets, major restructuring costs, which include impairments of tangible assets and computer software, transaction-related adjustments related to significant acquisitions, proceeds and costs of disposals of associates, products and businesses, significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income and other items.

Turnover by segment
	Q4 2023 £m	Q4 2022 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	8,052	7,376	9	15

Operating profit by segment
	Q4 2023 £m	Q4 2022 £m	Growth £%	Growth CER%

Commercial Operations	3,612	3,219	12	20
Research and Development	(1,731)	(1,512)	14	17

Segment profit	1,881	1,707	10	22
Corporate and other unallocated costs	(129)	(112)

Adjusted operating profit	1,752	1,595	10	21
Adjusting items	(1,179)	273

Total operating profit	573	1,868	(69)	(60)

Finance income	29	26
Finance costs	(222)	(270)
Share of after tax profit/(loss) of associates and joint ventures	(1)	2

Profit before taxation from continuing operations	379	1,626	(77)	(67)

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2022. At 31 December 2023, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 11) was £0.3 billion (31 December 2022: £0.2 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Q3 2023 results:

Product Liability

Zantac

The Delaware Superior Court held a hearing regarding admissibility of expert testimony as to general causation on 22-24 January 2024.

In the California Judicial Council Coordination Proceedings (JCCP), the Court has scheduled the next bellwether case (Browne) for trial on 20 February 2024 with a Sargon hearing scheduled for 1-2 February 2024. The remaining bellwether cases in the JCCP are set for transfer to other counties for trial beginning in Q2 2024. Cases in other state courts are scheduled for trials beginning in Q2 2024.

GSK will continue to defend itself vigorously against all claims.

Given the current stage of the proceedings, GSK cannot meaningfully assess what liability, if any, it may have, nor can it meaningfully assess the liability of other parties under relevant indemnification provisions.

Returns to shareholders

Quarterly dividends

The Board has declared a fourth interim dividend for 2023 of 16.00p per share (Q4 2022: 13.75p(3) per share).

Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 percent pay-out ratio through the investment cycle. Consistent with this, and reflecting strong business performance during the year, GSK now expects to declare an increased dividend of 16.00p for Q4 2023 and 58.00p per share for full year 2023. The expected dividend for 2024 is 60.00p. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Payment of dividends

The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 9 April 2024. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary. The ex-dividend date will be 22 February 2024, with a record date of 23 February 2024 and a payment date of 11 April 2024.

	Paid/ Payable	Pence per share/ pre share consolidation	Pence per share/ post share consolidation	£m

2023
First interim	13 July 2023	–	14.00	567
Second interim	12 October 2023	–	14.00	568
Third interim	11 January 2024	–	14.00	568
Fourth interim	11 April 2024	–	16.00	649

		–	58.00	2,352

2022
First interim	1 July 2022	14	17.50	704
Second interim	6 October 2022	13	16.25	654
Third interim	12 January 2023	11	13.75	555
Fourth interim	13 April 2023	11	13.75	557

		49	61.25	2,470

(3)	Adjusted for the Share Consolidation on 18 July 2022. For details of the Share Consolidation see page 53.

Weighted average number of shares
	2023 millions	2022 millions

Weighted average number of shares – basic	4,052	4,026
Dilutive effect of share options and share awards	59	58

Weighted average number of shares – diluted	4,111	4,084

Weighted average number of shares
	Q4 2023 millions	Q4 2022 millions

Weighted average number of shares – basic	4,056	4,034
Dilutive effect of share options and share awards	60	57

Weighted average number of shares – diluted	4,116	4,091

At 31 December 2023, 4,056 million shares (2022: 4,034 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). No Treasury shares have been repurchased since 2014. The company issued 0.8 million shares under employee share schemes in the year for proceeds of £10 million (2022: £25 million).

At 31 December 2023, the ESOP Trusts held 58.5 million GSK shares against the future exercise of share options and share awards. The carrying value of £288 million has been deducted from other reserves. The market value of these shares was £853 million.

At 31 December 2023, the company held 197 million Treasury shares at a cost of £3,447 million which has been deducted from retained earnings.

Additional information

Disposal group and discontinued operations accounting policy

Disposal groups are classified as held for distribution if their carrying amount will be recovered principally through a distribution to shareholders rather than through continuing use, they are available for distribution in their present condition and the distribution is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to distribute.

Non-current assets included as part of a disposal group are not depreciated or amortised while they are classified as held for distribution. The assets and liabilities of a disposal group classified as held for distribution are presented separately from the other assets and liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or distributed or is classified as held for distribution and that represents a separate major line of business. The results of discontinued operations are presented separately in the statement of profit or loss and comparatives are restated on a consistent basis.

IAS 12 ‘Income Taxes’

On 20 June 2023, the UK Government substantively enacted legislation introducing a global minimum corporate income tax rate, to have effect from 2024 in line with the Organisation for Economic Co-operation and Development’s (OECD) Pillar Two model framework. GSK has applied the mandatory IAS 12 ‘Income Taxes’ exception under paragraph 98 M (b) and is not recognising any deferred tax impact.

Accounting policies and basis of preparation

This unaudited Results Announcement contains condensed financial information for the year-end and three months ended 31 December 2023 and should be read in conjunction with the Annual Report 2022, which was prepared in accordance with United Kingdom adopted International Financial Reporting Standards. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2022.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2022.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2022 were published in the Annual Report 2022, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	2023	2022	Q4 2023	Q4 2022

Average rates:
US$/£	1.24	1.24	1.25	1.19
Euro/£	1.15	1.17	1.15	1.15
Yen/£	175	161	183	165

Period-end rates:
US$/£	1.27	1.20	1.27	1.20
Euro/£	1.15	1.13	1.15	1.13
Yen/£	180	159	180	159

Net assets
The book value of net assets increased by £2,699 million from £10,096 million at 31 December 2022 to £12,795 million at 31 December 2023. This primarily reflected contribution from Total comprehensive income for the period partly offset by dividends paid to shareholders.

At 31 December 2023, the net deficit on the Group’s pension plans was £764 million compared with £1,355 million at 31 December 2022. This decrease in the net deficit is primarily due to higher asset values, cash contributions of £353 million made to the UK Pension Schemes and updated mortality assumptions, partly offset by an actuarial experience adjustment for higher inflation than expected in UK pension increases of approximately £360 million.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £848 million (31 December 2022: £1,093 million).

Contingent consideration amounted to £6,662 million at 31 December 2023 (31 December 2022: £7,068 million), of which £5,718 million (31 December 2022: £5,890 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare, £423 million (31 December 2022: £673 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition and £516 million (31 December 2022: £501 million) represented the estimated present value of contingent consideration payable to Affinivax. Of the contingent consideration payable to Shionogi at 31 December 2023, £1,017 million (31 December 2022: £940 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

2023	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,890	7,068
Remeasurement through income statement and other movements	934	739
Cash payments: operating cash flows	(1,106)	(1,134)
Cash payments: investing activities	–	(11)

Contingent consideration at end of the period	5,718	6,662

2022	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,559	6,076
Remeasurement through income statement and other movements	1,431	2,129
Cash payments: operating cash flows	(1,031)	(1,058)
Cash payments: investing activities	(69)	(79)

Contingent consideration at end of the period	5,890	7,068

The liabilities for the Pfizer put option and the contingent consideration at 31 December 2023 have been calculated based on the period-end exchange rates, primarily US$ 1.27/£1 and €1.15/£1. Sensitivity analyses for the Pfizer put option and each of the largest contingent consideration liabilities are set out below for the following scenarios:

Increase/(decrease) in financial liability and loss/(gain) in Income statement	ViiV Healthcare put option £m	Shionogi-ViiV Healthcare contingent consideration £m	Novartis Vaccines contingent consideration £m	Affinivax contingent consideration £m

10% increase in sales forecasts*	84	539	63	n/a
15% increase in sales forecasts*	126	807	94	n/a
10% decrease in sales forecasts*	(84)	(539)	(62)	n/a
15% decrease in sales forecasts*	(126)	(808)	(92)	n/a
1% (100 basis points) increase in discount rate	(18)	(174)	(26)	(12)
1.5% (150 basis points) increase in discount rate	(26)	(256)	(38)	(18)
1% (100 basis points) decrease in discount rate	19	184	30	13
1.5% (150 basis points) decrease in discount rate	28	281	47	19
10 cent appreciation of US Dollar	54	386	11	44
15 cent appreciation of US Dollar	85	604	17	69
10 cent depreciation of US Dollar	(46)	(330)	(8)	(38)
15 cent depreciation of US Dollar	(67)	(478)	(12)	(54)
10 cent appreciation of Euro	22	91	19	n/a
15 cent appreciation of Euro	34	144	30	n/a
10 cent depreciation of Euro	(18)	(79)	(16)	n/a
15 cent depreciation of Euro	(26)	(113)	(22)	n/a
10% increase in probability of milestone success	n/a	n/a	21	75
10% decrease in probability of milestone success	n/a	n/a	(10)	(75)

*	The sales forecast is for ViiV Healthcare sales only in respect of the ViiV Healthcare put option and the Shionogi-ViiV Healthcare contingent consideration.

Contingent liabilities
There were contingent liabilities at 31 December 2023 in respect of arrangements entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 38 and on pages 265 to 267 of the 2022 Annual Report.

Business acquisitions
On 18 April 2023, GSK announced it had reached agreement to acquire late-stage biopharmaceutical company Bellus. On 28 June 2023, GSK completed the acquisition which was effected through a Plan of Arrangement (the “Arrangement”) pursuant to the Canada Business Corporations Act. The Arrangement was approved by Bellus’ shareholders on 16 June 2023. Upon completion, GSK acquired all outstanding common shares of Bellus for US$14.75 per common share in cash, representing a total equity value of US$2 billion (£1.6 billion). The acquisition provides GSK access to camlipixant, a potential best-in-class and highly selective P2X3 antagonist currently in phase III development for the first-line treatment of adult patients with refractory chronic cough (RCC).

The provisional fair values of the net assets acquired, including goodwill, are as follows:

£m

Net assets acquired:
Intangible assets	1,438
Cash and cash equivalents	148
Other net assets/(liabilities)	46
Deferred tax liabilities	(136)

1,496
Goodwill	109

Total consideration	1,605

All of the £1.6 billion consideration had been settled by 30 September 2023.

Net debt information

Reconciliation of cash flow to movements in net debt

	2023 £m	2022 £m

Total Net debt at beginning of the period	(17,197)	(19,838)

Increase/(decrease) in cash and bank overdrafts	(468)	(7,597)
(Increase)/decrease in liquid investments	(72)	(1)
Repayment of short-term loans	2,116	5,074
Net increase/(repayment) of other short-term loans	333	(1,021)
Issue of long-term notes	(223)	(1,025)
Repayment of long-term loans	144	1,594
Repayment of lease liabilities	197	202
Net debt of subsidiary undertakings acquired	50	(24)
Exchange adjustments	554	(1,531)
Other non-cash movements	(474)	(207)

Decrease/(increase) in net debt from continuing operations	2,157	(4,536)
Decrease/(increase) in net debt from discontinued operations	–	7,177
Total Net debt at end of the period	(15,040)	(17,197)

Net debt analysis

	31 December 2023 £m	31 December 2022 £m

Liquid investments	42	67
Cash and cash equivalents	2,936	3,723
Short-term borrowings	(2,813)	(3,952)
Long-term borrowings	(15,205)	(17,035)

Total Net debt at the end of the period	(15,040)	(17,197)

Free cash flow reconciliation from continuing operations

	2023 £m	2022 £m	Q4 2023 £m

Net cash inflow/(outflow) from continuing operating activities	6,768	6,634	3,196
Purchase of property, plant and equipment	(1,314)	(1,143)	(486)
Proceeds from sale of property, plant and equipment	28	146	7
Purchase of intangible assets	(1,030)	(1,115)	(297)
Proceeds from disposals of intangible assets	12	196	–
Net finance costs	(651)	(784)	(254)
Dividends and disposal proceeds from associates and joint ventures	12	6	11
Contingent consideration paid (reported in investing activities)	(11)	(79)	(4)
Distributions to non-controlling interests	(412)	(521)	(78)
Contributions from non-controlling interests	7	8	–

Free cash inflow/(outflow) from continuing operations	3,409	3,348	2,095

Post balance sheet event note
On 9 January 2024, GSK announced it had entered into an agreement to acquire Aiolos Bio, Inc, (Aiolos) a clinical-stage biopharmaceutical company focused on addressing the unmet treatment needs of patients with certain respiratory and inflammatory conditions, for an upfront payment of US$1 billion and up to US$400 million in certain success-based regulatory milestone payments. In addition, GSK will also be responsible for success-based milestone payments as well as tiered royalties owed to Jiangsu Hengrui Pharmaceuticals Co., Ltd. (Hengrui). The transaction is subject to customary conditions, including applicable regulatory agency clearances under the Hart-Scott-Rodino Act in the US and is expected to close in the first quarter of 2024.

GSK completed the sale of 300 million shares in Haleon equivalent to 3.2% of Haleon’s issued share capital on 17 January 2024 at a price of 326 pence per share, raising gross proceeds of £978 million. Following the sale, GSK will hold approximately 385 million ordinary shares in Haleon, representing over 4% of the issued share capital of Haleon.

Related party transactions
Details of GSK’s related party transactions are disclosed on page 236 of our 2022 Annual Report.

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	18	Infectious Diseases (7)
		●	Arexvy (RSV vaccine) RSV older adults
		●	gepotidacin (bacterial topoisomerase inhibitor) uncomplicated urinary tract infection and urogenital gonorrhoea
		●	bepirovirsen (HBV ASO) hepatitis B virus
		●	Bexsero infants vaccine (US)
		●	MenABCWY (gen 1) vaccine candidate
		●	tebipenem pivoxil (antibacterial carbapenem) complicated urinary tract infection
		●	ibrexafungerp (antifungal glucan synthase inhibitor) invasive candidiasis

Respiratory/Immunology (5)
		●	Nucala (anti-IL5) chronic obstructive pulmonary disease
		●	depemokimab (long-acting anti-IL5) severe eosinophilic asthma, eosinophilic granulomatosis with polyangiitis, chronic rhinosinusitis with nasal polyps, hyper-eosinophilic syndrome
		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	camlipixant (P2X3 receptor antagonist) refractory chronic cough
		●	Ventolin (salbutamol, Beta 2 adrenergic receptor agonist) asthma

Oncology (5)
		●	Ojjaara (JAK1, JAK2 and ACVR1 inhibitor) myelofibrosis with anaemia
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer
		●	Zejula (PARP inhibitor) 1L ovarian and non-small cell lung cancer
		●	cobolimab (anti-TIM-3) 2L non-small cell lung cancer

Opportunity driven (1)
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Total vaccines and medicines in all phases of clinical development	71
Total projects in clinical development (inclusive of all phases and indications)	89

Our key growth assets by therapy area

The following outlines several key vaccines and medicines by therapy area that will help drive growth for GSK to meet its outlooks for 2021-2026 and beyond.

Infectious Diseases

Arexvy (respiratory syncytial virus vaccine, adjuvanted)

The European Medicines Agency (EMA) and The Japanese Ministry of Health, Labour and Welfare (MHLW) accepted for review regulatory applications to extend the indication of Arexvy (respiratory syncytial virus vaccine, recombinant adjuvanted) for the prevention of RSV disease in adults aged 50-59 at increased risk. GSK is the first company to seek regulatory approval to extend RSV vaccination to help protect adults aged 50 to 59 at increased risk for RSV disease.

Key phase III trials for Arexvy:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021 Primary data reported: Q2 2022; two season data reported: Q2 2023	Active, not recruiting; primary endpoint met
RSV OA=ADJ-007 (Adults ≥ 60 years old) NCT04841577	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU-QIV vaccine in adults aged 60 years and above
			Trial start: Q2 2021 Primary data reported: Q4 2022	Complete; primary endpoint met
RSV OA=ADJ-008 (Adults ≥ 65 years old) NCT05559476	III
A phase III, open-label, randomised, controlled, multi country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU HD vaccine in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete
RSV OA=ADJ-009 (Adults ≥ 60 years old) NCT05059301	III
A randomised, double-blind, multi-country trial to evaluate consistency, safety, and reactogenicity of 3 lots of RSVPreF3 OA investigational vaccine administrated as a single dose in adults aged 60 years and above
			Trial start: Q4 2021 Trial end: Q2 2022	Complete; primary endpoint met
RSV OA=ADJ-017 (Adults ≥ 65 years old) NCT05568797	III
A phase III, open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of an RSVPreF3 OA investigational vaccine when co-administered with FLU aQIV (inactivated influenza vaccine – adjuvanted) in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete
RSV OA=ADJ-018 (Adults 50-59 years) NCT05590403	III
A phase III, observer-blind, randomised, placebo-controlled trial to evaluate the non-inferiority of the immune response and safety of the RSVPreF3 OA investigational vaccine in adults 50-59 years of age, including adults at increased risk of respiratory syncytial virus lower respiratory tract disease, compared to older adults ≥60 years of age
			Trial start: Q4 2022 Primary data reported: Q4 2023	Active, not recruiting; primary endpoint met
RSV OA=ADJ-019 (Adults ≥ 60 years old) NCT05879107	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with PCV20 in adults aged 60 years and older
			Trial start: Q2 2023 Data anticipated: H2 2024	Active, not recruiting

Key phase III trials for Arexvy (continued):

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-023 (Immunocompromised Adults 50-59 years) NCT05921903	IIb
A randomised, controlled, open-label trial to evaluate the immune response and safety of the RSVPreF3 OA investigational vaccine in adults (≥50 years of age) when administered to lung and renal transplant recipients comparing one versus two doses and compared to healthy controls (≥50 years of age) receiving one dose
			Trial start: Q3 2023 Data anticipated: 2025	Active, recruiting
RSV-OA=ADJ-020 (Adults, aged >=50 years of age) NCT05966090	III	A study on the safety and immune response of investigational RSV OA vaccine in combination with herpes zoster vaccine in healthy adults	Trial start: Q3 2023 Data anticipated: H2 2024	Active, not recruiting

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023 Data anticipated: 2026+	Recruiting
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023 Data anticipated: 2026+	Recruiting
B-Together bepirovirsen sequential combination therapy with Peg-interferon (chronic hepatitis B) NCT04676724	IIb
A multi-centre, randomised, open label trial to assess the efficacy and safety of sequential treatment with bepirovirsen followed by Pegylated Interferon Alpha 2a in participants with chronic hepatitis B virus
			Trial start: Q1 2021 Data reported: Q3 2023	Complete
bepirovirsen sequential combination therapy with targeted immunotherapy (chronic hepatitis B) NCT05276297	II
A trial on the safety, efficacy and immune response following sequential treatment with an anti-sense oligonucleotide against chronic hepatitis B (CHB) and chronic hepatitis B targeted immunotherapy (CHB-TI) in CHB patients receiving nucleos(t)ide analogue (NA) therapy
			Trial start: Q2 2022 Data anticipated: 2025	Active, not recruiting

gepotidacin (bacterial topoisomerase inhibitor)

Gepotidacin is an investigational bactericidal, first-in-class antibiotic with a novel mechanism of action for the treatment of uncomplicated urinary tract infections (uUTI).

Key phase III trials for gepotidacin:
Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019 Data anticipated: H1 2024	Complete
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019 Data reported: Q2 2023	Complete; primary endpoint met
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020 Data reported: Q2 2023	Complete; primary endpoint met

MenABCWY vaccine candidate

In September 2023, the phase IIIb MenABCWY 019 trial (NCT04707391) completed. The randomised, controlled, observer-blind trial evaluated the safety and immunogenicity of GSK’s meningococcal ABCWY (MenABCWY) vaccine candidate when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine. MenABCWY vaccine was well tolerated with a favourable safety profile. The data provide information for the label, supporting use of MenABCWY in future potential US ACIP recommendations for adolescent meningococcal vaccination. MenABCWY US file submission is expected in H1 2024 and data will be published in a peer reviewed journal.

Key trials for MenABCWY vaccine candidate:

Trial name (population)	Phase	Design	Timeline	Status
MenABCWY – 019 NCT04707391	IIIb
A randomised, controlled, observer-blind trial to evaluate safety and immunogenicity of GSK’s meningococcal ABCWY vaccine when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine
			Trial start: Q1 2021 Data reported: Q4 2023	Complete
MenABCWY – V72 72 NCT04502693	III
A randomised, controlled, observer-blind trial to demonstrate effectiveness, immunogenicity, and safety of GSK's meningococcal Group B and combined ABCWY vaccines when administered to healthy adolescents and young adults
			Trial start: Q3 2020 Data reported: Q1 2023	Complete; primary endpoints met

HIV

cabotegravir

GSK continues to advance its early-stage HIV pipeline focused on innovative long-acting injectable regimens and expects cabotegravir to increasingly replace dolutegravir as the foundational integrase inhibitor in its portfolio by the second half of the decade. In 2024, a registrational study for a ultra-long-acting prevention registration with dosing intervals of four months is expected to start. Regimen selection for an ultra-long-acting treatment and the world’s first self-administered long- acting regimen for treatment will also progress. Further data on GSK’s current HIV portfolio and early-stage pipeline will be presented at CROI in Colorado in March 2024.

Respiratory/Immunology

camlipixant (P2X3 receptor antagonist)

The acquisition of Bellus in June 2023 included camlipixant (BLU-5937), an investigational, highly selective oral P2X3 antagonist currently in development for first-line treatment of adult patients suffering from refractory chronic cough (RCC). The CALM phase III development programme to evaluate the efficacy and safety of camlipixant for use in adults with RCC is ongoing.

Trial name (population)	Phase	Design	Timeline	Status
CALM-1 (refractory chronic cough) NCT05599191	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q4 2022 Data anticipated: 2025	Recruiting
CALM-2 (refractory chronic cough) NCT05600777	III
A 24-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q1 2023 Data anticipated: 2025	Recruiting

depemokimab (long acting anti-IL5)

Depemokimab is a unique and distinct monoclonal antibody developed specifically for its affinity for IL-5 and long duration of inhibition. The phase III programme for depemokimab continues to make progress across a range of eosinophil-driven diseases with phase III data expected to begin reading out in H1 2024.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe eosinophilic asthma) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data anticipated: H1 2024	Active, not recruiting
SWIFT-2 (severe eosinophilic asthma) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data anticipated: H1 2024	Active, not recruiting
AGILE (SEA) NCT05243680	III (extension)
A 52-week, open label extension phase of SWIFT-1 and SWIFT-2 to assess the long-term safety and efficacy of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2022 Data anticipated: 2025	Recruiting
NIMBLE (SEA) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021 Data anticipated: 2025	Recruiting
ANCHOR-1 (chronic rhinosinusitis with nasal polyps; CRSwNP) NCT05274750	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data anticipated: H2 2024	Active, not recruiting
ANCHOR-2 (CRSwNP) NCT05281523	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data anticipated: H2 2024	Active, not recruiting

Key phase III trials for depemokimab continued:

Trial name (population)	Phase	Design	Timeline	Status
OCEAN (eosinophilic granulomatosis with polyangiitis; EGPA) NCT05263934	III	Efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory EGPA	Trial start: Q3 2022 Data anticipated: 2025	Recruiting
DESTINY (hyper-eosinophilic syndrome; HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care (SoC) therapy	Trial start: Q3 2022 Data anticipated: 2026+	Recruiting

Nucala (mepolizumab)

In January 2024, GSK announced that the China National Medical Products Administration has approved Nucala as an add-on maintenance treatment for severe eosinophilic asthma in adults and adolescents aged 12 years and older. Nucala is the first anti-Interleukin-5 (IL-5) targeting treatment approved for use in China for adult and adolescent patients with this condition. Nucala is currently approved in China for use in adults with eosinophilic granulomatosis with polyangiitis (EGPA) and was included on the National Reimbursement Drug List in January 2023.

The MATINEE phase III trial investigating Nucala in patients with chronic obstructive pulmonary disease (COPD) is expected to readout in the second half of 2024.

Trial name (population)	Phase	Design	Timeline	Status
MATINEE (chronic obstructive pulmonary disease; COPD) NCT04133909	III
A multicentre randomised, double-blind, parallel-group, placebo-controlled trial of mepolizumab 100 mg subcutaneously as add-on treatment in participants with COPD experiencing frequent exacerbations and characterised by eosinophil levels
			Trial start: Q4 2019 Data anticipated: H2 2024	Active, not recruiting

Oncology

Blenrep (belantamab mafodotin)

In November 2023, GSK announced positive headline results from a planned interim analysis of the DREAMM-7 head-to-head phase III trial evaluating belantamab mafodotin as a second-line or later treatment for relapsed or refractory multiple myeloma. The trial met its primary endpoint of progression-free survival (PFS) and showed that belantamab mafodotin when combined with bortezomib plus dexamethasone (BorDex) significantly extended the time to disease progression or death versus daratumumab plus BorDex, an existing standard of care for relapsed/refractory multiple myeloma. A strong and clinically meaningful overall survival (OS) trend with nominal p value < 0.0005 was also observed at the time of this analysis, and the trial continues to follow up for OS. Results will be shared with health authorities and presented at a scientific congress.

In December 2023, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) confirmed its initial negative opinion recommending against renewal of Blenrep’s conditional marketing authorisation in the EU for its existing fifth line and later monotherapy indication. The opinion was based on data from the DREAMM-3 and DREAMM-2 clinical trials, as well as post-marketing data.

The DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical development programme continues to evaluate the potential of belantamab mafodotin with data from the ongoing head-to-head phase III DREAMM-8 trial evaluating belantamab mafodotin in combination with pomalidomide and dexamethasone versus bortezomib in combination with pomalidomide and dexamethasone expected in the second half of 2024.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Primary data reported: Q4 2023	Active, not recruiting
DREAMM-8 (2L+ MM) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020 Data anticipated: H2 2024	Enrolment complete

Jemperli (dostarlimab)

In December 2023, the European Commission granted marketing authorisation for Jemperli in combination with carboplatin-paclitaxel (chemotherapy), for the treatment of adult patients with mismatch repair deficient (dMMR)/microsatellite instability-high (MSI-H) primary advanced or recurrent endometrial cancer and who are candidates for systemic therapy. This is the first and only frontline immuno-oncology treatment approved in the European Union for this type of cancer. Additionally, with the authorisation in this indication, the Commission’s conditional approval for Jemperli as a monotherapy for treating adult patients with dMMR/MSI-H recurrent or advanced endometrial cancer that has progressed on or following prior treatment with a platinum-containing regimen was converted to full approval.

Jemperli was also approved by Canada in November and Switzerland in December in combination with chemotherapy for the treatment of dMMR/MSI-H primary advanced or recurrent endometrial cancer. The application remains under review in Australia and Singapore as part of the US FDA’s Oncology Center of Excellence Project Orbis framework, which allows for concurrent submission to and review by US and other international regulatory authorities.

In December 2023, GSK announced positive headline results from a planned analysis of Part 2 of the RUBY/ENGOT-EN6/GOG3031/NSGO phase III trial investigating dostarlimab plus standard-of-care chemotherapy (carboplatin and paclitaxel), followed by dostarlimab plus Zejula (niraparib) as maintenance therapy, in adult patients with primary advanced or recurrent endometrial cancer. The trial, which evaluated this combination against placebo plus chemotherapy followed by placebo, met its primary endpoint of progression-free survival, with a statistically significant and clinically meaningful benefit observed in both the overall patient population and in a subpopulation of patients with mismatch repair proficient/microsatellite stable (MMRp/MSS) tumours.

Jemperli is the foundation of our ongoing immuno-oncology-based research and development programme, and these updates reinforce our approach of building combination therapies with dostarlimab as the backbone in an effort to improve patient outcomes and options.

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY ENGOT-EN6 GOG-3031 (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data reported: Q4 2023	Active, not recruiting; primary endpoint met in RUBY Part 1
PERLA (1L metastatic non-small cell lung cancer) NCT04581824	II	A randomised, double-blind trial to evaluate the efficacy of dostarlimab plus chemotherapy versus pembrolizumab plus chemotherapy in metastatic non-squamous non-small cell lung cancer	Trial start: Q4 2020 Primary data reported: Q4 2022	Active, not recruiting; primary endpoint met
GARNET (advanced solid tumours) NCT02715284	I/II	A multi-centre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Recruiting
AZUR-1 (locally advanced rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023 Data anticipated: 2026+	Recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III dMMR/MSI-H resectable colon cancer	Trial start: Q2 2023 Data anticipated: 2026+	Recruiting
COSTAR Lung (advanced non-small cell lung cancer that has progressed on prior PD-(L)1 therapy and chemotherapy) NCT04655976	II/III
A multi-centre, randomised, parallel group treatment, open label trial comparing cobolimab + dostarlimab + docetaxel to dostarlimab + docetaxel to docetaxel alone in participants with advanced non-small cell lung cancer who have progressed on prior anti-PD-(L)1 therapy and chemotherapy
			Trial start: Q4 2020 Data anticipated: H2 2024	Active, not recruiting

Ojjaara (momelotinib)

Following the September 2023 approval of Ojjaara by the US FDA, GSK announced in January 2024 that the European Commission granted marketing authorisation for momelotinib under the brand name Omjjara for the treatment of disease-related splenomegaly (enlarged spleen) or symptoms in adult patients with moderate to severe anaemia who have primary myelofibrosis, post polycythaemia vera myelofibrosis or post essential thrombocythaemia myelofibrosis and who are Janus kinase (JAK) inhibitor naïve or have been treated with ruxolitinib. Omjjara is the only medicine in the European Union (EU) indicated for both newly diagnosed and previously treated myelofibrosis patients with moderate to severe anaemia for treating splenomegaly and symptoms.

Key phase III trial for momelotinib:

Trial name (population)	Phase	Design	Timeline	Status
MOMENTUM (myelofibrosis) NCT04173494	III
A randomised, double-blind, active control phase III trial intended to confirm the differentiated clinical benefits of the investigational drug momelotinib (MMB) versus danazol (DAN) in symptomatic and anaemic subjects who have previously received an approved Janus kinase inhibitor (JAKi) therapy for myelofibrosis (MF)
			Trial start: Q1 2020 Primary data reported: Q1 2022	Complete; primary endpoint met

Zejula (niraparib)

GSK continues to assess the potential of Zejula across multiple tumour types and in combination with other agents. The ongoing development programme includes several combination studies, including the RUBY Part 2 phase III trial of niraparib and dostarlimab, a programmed death receptor-1 (PD-1)-blocking antibody, in recurrent or primary advanced (stage III or IV) endometrial cancer, which reported positive headline results in December 2023.

Key phase III trials for Zejula (see also RUBY Part 2 in Jemperli section):

Trial name (population)	Phase	Design	Timeline	Status
ZEAL-1L (1L advanced non-small cell lung cancer maintenance ) NCT04475939	III
A randomised, double-blind, placebo-controlled, multi-centre trial comparing niraparib plus pembrolizumab versus placebo plus pembrolizumab as maintenance therapy in participants whose disease has remained stable or responded to first-line platinum-based chemotherapy with pembrolizumab for Stage IIIB/IIIC or IV non-small cell lung cancer
			Trial start: Q4 2020 Data anticipated: H2 2024	Active, not recruiting
FIRST (1L ovarian cancer maintenance) NCT03602859	III
A randomised, double-blind, comparison of platinum-based therapy with dostarlimab (TSR-042) and niraparib versus standard of care platinum-based therapy as first-line treatment of stage III or IV non-mucinous epithelial ovarian cancer
			Trial start: Q4 2018 Data anticipated: H1 2024	Active, not recruiting

Reporting definitions

Total, Continuing and Adjusted results
Total reported results represent the Group’s overall performance including discontinued operations. Continuing results represents performance excluding discontinued operations. GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 19 and other non-IFRS measures are defined below and are based on continuing operations.

Free cash flow from continuing operations
Free cash flow is defined as the net cash inflow/outflow from continuing operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates (all attributable to continuing operations). It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from continuing operations to free cash flow from continuing operations is set out on page 44.

Free cash flow conversion
Free cash flow conversion is free cash flow from continuing operations as a percentage of profit attributable to shareholders from continuing operations.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Total Net debt
Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value.

Discontinued operations
Consumer Healthcare was presented as a discontinued operation from Q2 2022. The demerger of Consumer Healthcare was completed on 18 July 2022. The Group Income Statement and Group Cash Flow Statement distinguish discontinued operations from continuing operations.

Share Consolidation
Following completion of the Consumer Healthcare business demerger on 18 July 2022, GSK plc Ordinary shares were consolidated to maintain share price comparability before and after demerger. Shareholders received 4 new Ordinary shares with a nominal value of 31¼ pence each for every 5 existing Ordinary shares which had a nominal value of 25 pence each. Earnings per share, diluted earnings per share, adjusted earnings per share and dividends per share were retrospectively adjusted to reflect the Share Consolidation in all the periods presented.

Earnings per share
Earnings per share has been retrospectively adjusted for the Share Consolidation on 18 July 2022, applying a ratio of 4 new Ordinary shares for every 5 existing Ordinary shares.

Total Earnings per share
Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

Total Operating Margin
Total Operating margin is Total operating profit divided by turnover.

COVID-19 solutions
COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions including vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions.

Turnover excluding COVID-19 solutions
Turnover excluding COVID-19 solutions excludes the impact of sales of pandemic adjuvant within Vaccines and Xevudy within Specialty Medicines related to the COVID-19 pandemic. Management believes that the exclusion of the impact of these COVID-19 solutions sales aids comparability in the reporting periods and understanding of GSK’s growth including by region versus prior periods and also 2024 Guidance which excludes any contributions from COVID-19 solutions.

General Medicines
General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines for inhaled respiratory, dermatology, antibiotics and other diseases.

Specialty Medicines
Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines for infectious diseases, HIV, Oncology, Respiratory/Immunology and Other.

Percentage points
Percentage points of growth which is abbreviated to ppts.

Non-controlling interest
Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent.

RAR (Returns and Rebates)
GSK sells to customers both commercial and government mandated contracts with reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue recognition reflects gross-to-net sales adjustments as a result. These adjustments are known as the RAR accruals and are a source of significant estimation uncertainty and fluctuation which can have a material impact on reported revenue from one accounting period to the next.

Risk adjusted sales
Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Compound annual growth rate (CAGR)
CAGR is defined as the compound annual growth rate and shows the annualised average rate for growth in sales and adjusted operating profit between 2021 to 2026, assuming growth takes place at an exponentially compounded rate during those years.

Brand names and partner acknowledgements: brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance and outlooks, assumptions and cautionary statements

2024 Guidance

GSK expects 2024 sales to increase between 5 to 7 per cent and Adjusted Operating profit to increase between 7 to 10 per cent. Adjusted Earnings per share is expected to increase between 6 to 9 per cent. This guidance is provided at CER and excludes any contribution from COVID-19 related solutions.

The Group has made planning assumptions that we expect sales to increase between 5 to 7 per cent, with high single digit to low double-digit growth for Vaccines, low double-digit growth for Specialty Medicines and a mid-single-digit decline for General Medicines.

2021-26 sales and adjusted operating profit growth outlooks and 2031 sales outlook

GSK upgrades the outlooks, from those previously given, for the period 2021-2026 and for 2031. For the period 2021-2026, GSK now expects sales to grow more than 7% on a CAGR basis and adjusting operating profit to increase more than 11%, on the same basis. This compares to previous outlooks of more than 5% and more than 10% respectively. Adjusted operating profit margin in 2026 is now expected to be more than 31%.

By 2031, GSK now expects to achieve sales of more than £38 billion on a risk-adjusted basis and at CER. This is an increase of £5 billion compared to the estimate given in 2021 and continues to exclude any contributions from early-stage pipeline assets, anticipated business development and Blenrep. GSK expects to maintain a continued strong focus on margin improvements, while retaining flexibility to invest in future growth. Recognising that GSK will likely face loss of exclusivity for dolutegravir during 2028 to 2030 in US and EU, with the majority of impact 2029 to 2030, GSK has today stated that it expects operating margins to be broadly stable through this period. GSK expects an effective transition within its HIV portfolio towards new long-acting treatment and prevention therapies, margin mix benefit from growth in higher operating margin Vaccine and Specialty Medicine products, and a continued focus on achievable productivity gains, notably in supply chain and in SG&A.

These outlooks are provided at CER and exclude any contribution from COVID-19 related solutions.

Assumptions and basis of preparation related to 2024 guidance, 2021-26 and 2031 outlooks

In outlining the guidance for 2024 and outlooks for the period 2021-2026 and for 2031, the Group has made certain assumptions about the macro-economic environment, the healthcare sector (including regarding existing and possible additional governmental legislative and regulatory reform), the different markets and competitive landscape in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline and restructuring programmes.

2024 Guidance

These planning assumptions as well as operating profit and earnings per share guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing as a result of government or competitor action. The 2024 guidance factors in all divestments and product exits announced to date.

2021-26 and 2031 outlooks

The assumptions for GSK’s updated revenue, operating profit, operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity assume the delivery of revenues and financial benefits from its current and development pipeline portfolio of drugs and vaccines (which have been assessed for this purpose on a risk-adjusted basis, as described further below); regulatory approvals of the pipeline portfolio of drugs and vaccines that underlie these expectations (which have also been assessed for this purpose on a risk-adjusted basis, as described further below); no material interruptions to supply of the Group’s products; successful delivery of the ongoing and planned integration and restructuring plans; no material mergers, acquisitions or disposals or other material business development transactions; no material litigation or investigation costs for the company (save for those that are already recognised or for which provisions have been made); no share repurchases by the company; and no change in the shareholdings in ViiV Healthcare. GSK assumes no premature loss of exclusivity for key products over the period.

The assumptions for GSK’s updated revenue, operating profit, operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity also factor in all divestments and product exits announced to date as well as material costs for investment in new product launches and R&D. Risk-adjusted sales includes sales for potential planned launches which are risk-adjusted based on the latest internal estimate of the probability of technical and regulatory success for each asset in development. Potential future sales contribution from Blenrep has been excluded.

Notwithstanding these guidance, outlooks and expectations, there is still uncertainty as to whether our assumptions, guidance, outlooks and expectations will be achieved, including based on the other assumptions outlined above.

All outlook statements are given on a constant currency basis and use 2023 average exchange rates as a base (£1/$1.24, £1/€1.15, £1/Yen 175). 2021-2026 outlook refers to the 5 years to 2026 with 2021 as the base year.

Assumptions and cautionary statement regarding forward-looking statements

The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All guidance, outlooks and expectations should be read together with the guidance and outlooks, assumptions and cautionary statements in this Q4 2023 earnings release.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2022. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: January 31, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc